UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Report of Independent Registered Public Accounting Firm

Independent auditor's report

Banco Santander (Brasil) S.A.

To the Board of Directors and Stockholders

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Bank") as at March 31, 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above have not been prepared, in all material respects, the financial position of Banco Santander (Brasil) S.A., and its subsidiaries as at March 31, 2016, their consolidated financial performance and cash flows for the three-month period then ended, in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Report of Independent Registered Public Accounting Firm

Banco Santander (Brasil) S.A.

Other matters

Statements of value added

We have also reviewed the consolidated statements of value added for the three-month period ended March 31, 2016, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim consolidated financial statements taken as a whole.

Review of the prior-year information

The interim consolidated financial statements mentioned in the first paragraph include, for comparative purposes, financial information related to the statements of income, comprehensive income, changes in equity, cash flows and the statements of value added for the three-month period ended at March 31, 2015, obtained from the interim consolidated financial statements of that quarter, and the balance sheet as at December 31, 2015, obtained from the consolidated financial statements as at December 31, 2015, reclassified as described on Note 1 (l). The review of these interim consolidated financial statements for the three-month period ended at March 31, 2015, and the audit opinion of the financial statements for the year ended at December 31, 2015 were conducted under the responsibility of the other independent auditors, who issued an unqualified review and audit opinion reports dated April 26, 2016 and February 26, 2016, respectively.

São Paulo, April 26, 2016

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
Thousands of Brazilian Real

ASSETS	Note	3/31/2016	12/31/2015

Cash and Balances With The Brazilian Central Bank		89,931,506	89,143,353

Financial Assets Held For Trading	4-a	58,411,893	50,536,731
Debt instruments		41,208,114	25,193,598
Equity instruments		347,210	404,973
Trading derivatives	16-b	16,856,569	24,938,160

Other Financial Assets At Fair Value Through Profit Or Loss	4-a	2,248,932	2,080,234
Debt instruments		1,633,798	1,506,570
Equity instruments		615,134	573,664

Available-For-Sale Financial Assets	4-a	66,379,310	68,265,606
Debt instruments	16-a.2	65,219,646	67,103,274
Equity instruments		1,159,664	1,162,332

Held to maturity investments	4-a	9,244,573	10,097,836

Loans and Receivables	4-a	291,641,965	306,268,788
Loans and amounts due from credit institutions		37,934,814	42,422,638
Loans and advances to customers	14	238,751,484	252,033,449
Debt instruments	4-a & 16-a.2	14,955,667	11,812,701

Hedging Derivatives	16-b	437,892	1,312,202

Non-Current Assets Held For Sale	5	1,241,306	1,237,493

Investments in Associates and Joint Ventures	6	1,076,898	1,060,743

Tax Assets		30,840,506	34,769,848
Current		3,779,534	4,194,344
Deferred		27,060,972	30,575,504

Other Assets		4,446,012	3,802,118

Tangible Assets		6,918,549	7,005,914

Intangible Assets		29,931,746	29,813,662
Goodwill	8-a	28,332,719	28,332,719
Other intangible assets	8-b	1,599,027	1,480,943

Total Assets		592,751,088	605,394,528

The accompanying Notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Note	3/31/2016	12/31/2015

Financial Liabilities Held For Trading	9-a	36,130,937	42,387,768
Trading derivatives	16-b	14,224,287	22,340,137
Short positions	9-b.6	21,906,650	20,047,631

Financial Liabilities at Amortized Cost	9-a	448,055,650	457,281,656
Deposits from Brazilian Central Bank and deposits from credit institutions		71,042,503	69,451,498
Customer deposits		244,638,158	243,042,872
Marketable debt securities		91,534,940	94,658,300
Subordinated liabilities		8,378,537	8,097,304
Debt Instruments Eligible to Compose Capital		8,998,253	9,959,037
Other financial liabilities		23,463,259	32,072,645

Hedging Derivatives	16-b	780,059	2,376,822

Provisions	10-a	11,629,927	11,409,677
Provisions for pension funds and similar obligations		2,536,792	2,696,653
Provisions, judicial and administrative proceedings, commitments and other provisions		9,093,135	8,713,024

Tax Liabilities	10-b.1	6,363,537	5,253,125
Current		5,546,439	4,436,000
Deferred		817,098	817,125

Other Liabilities		6,408,097	6,850,196

Total Liabilities		509,368,207	525,559,244

Stockholders' Equity	11	84,981,376	83,531,754
Capital		57,000,000	57,000,000
Reserves		27,856,143	24,388,967
Treasury shares		(422,430)	(423,953)
Option for Acquisition of Equity Instrument		(1,257,000)	(1,017,000)
Profit for the period attributable to the Parent		1,804,663	9,783,740
Less: Dividends and remuneration		-	(6,200,000)

Other Comprehensive Income		(2,211,904)	(4,131,532)

Stockholders' Equity Attributable to the Parent		82,769,472	79,400,222

Non - Controlling Interests		613,409	435,062

Total Stockholders' Equity		83,382,881	79,835,284
Total Liabilities and Stockholders' Equity		592,751,088	606,936,687

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Real, except for per share data
	Note	1/01 to 3/31/2016	1/01 to 3/31/2015

Interest and similar income		18,868,432	16,051,887
Interest expense and similar charges		(11,272,589)	(8,815,328)
Interest Net Income		7,595,843	7,236,559
Income from equity instruments		3,907	6,848
Income from companies accounted for by the equity method	6-b	16,155	32,336
Fee and commission income		3,066,751	2,813,052
Fee and commission expense		(659,707)	(558,279)
Gains (losses) on financial assets and liabilities (net)		2,693,482	(7,665,599)
Financial assets held for trading		2,596,000	(7,645,611)
Other financial instruments at fair value through profit or loss		65,669	13,396
Financial instruments not measured at fair value through profit or loss		16,426	(50,235)
Other		15,387	16,851
Exchange differences (net)		1,135,503	2,968,138
Other operating income (expense)		(87,716)	(90,096)
Total Income		13,764,218	4,742,959
Administrative expenses	12	(3,562,387)	(3,408,510)
Personnel expenses		(1,962,060)	(1,798,511)
Other administrative expenses		(1,600,327)	(1,609,999)
Depreciation and amortization		(353,296)	(395,500)
Tangible assets		(276,133)	(252,136)
Intangible assets		(77,163)	(143,364)
Provisions (net)		(798,810)	(583,918)
Impairment losses on financial assets (net)		(2,757,652)	(2,634,121)
Loans and receivables	4-b.2	(2,748,361)	(2,634,121)
Other financial instruments not measured at fair value through profit		(9,291)	-
Impairment losses on other assets (net)		(40,839)	(6,135)
Other intangible assets		(6,594)	(1,986)
Other assets		(34,245)	(4,149)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		2,411	1,906
Gains (losses) on non-current assets held for sale not classified as discontinued operations		6,118	62,354
Operating Gains (Losses) Before Tax		6,259,763	(2,220,965)
Income taxes	16-a.3	(4,429,086)	3,858,249
Net Profit from Continuing Operations		1,830,677	1,637,284
Profit attributable to the Parent		1,804,663	1,612,888
Profit (loss) attributable to non-controlling interests		26,014	24,396

Note	1/01 to 3/31/2016	1/01 to 3/31/2015
Earnings Per Share (Brazilian Real)
Basic earnings per 1,000 shares (Brazilian Real)
Common shares	228.64	203.68
Preferred shares	251.50	224.05
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares	228.38	169.57
Preferred shares	251.22	186.53
Net Profit attributable - Basic (Brazilian Real)
Common shares	875,994	782,857
Preferred shares	928,669	830,031
Net Profit attributable - Diluted (Brazilian Real)
Common shares	875,975	780,376
Preferred shares	928,688	832,512

Weighted average shares outstanding - basic
Common shares	3,831,318	3,843,598
Preferred shares	3,692,459	3,704,738
Weighted average shares outstanding - diluted
Common shares	3,835,625	4,602,075
Preferred shares	3,696,766	4,463,215

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Thousands of Brazilian Real
	1/01 to 3/31/2016	1/01 to 3/31/2015

Consolidated Profit for the Period	1,830,677	1,637,284

Other comprehensive income which may be reclassified to net income:	1,918,633	(522,437)

Available-for-sale financial assets	1,593,169	(525,151)
Valuation adjustments	2,704,969	(833,542)
Amounts transferred to income statement	65,668	13,396
Income taxes	(1,177,468)	294,995

Cash flow hedges	325,464	2,714
Valuation adjustments	575,240	(52,753)
Amounts transferred to income statement	1,580	35,555
Income taxes	(251,356)	19,912

Net investment hedge	153,475	(169,188)
Net investment hedge	292,654	(281,980)
Income taxes	(139,179)	112,792

Exchange on investments Abroad	(153,475)	169,188
Exchange on investments Abroad	(153,475)	169,188
Other comprehensive income which may not be reclassified to net income:	995	-

Defined Benefits plan	995	-
Defined Benefits plan	-	-
Income taxes	995	-

Total Comprehensive Income	3,750,305	1,114,847

Attributable to the parent	3,724,291	1,090,451
Attributable to non-controlling interests	26,014	24,396
Total	3,750,305	1,114,847

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Thousands of Brazilian Real

		Stockholders´ Equity Attributable to the Parent												Non-controlling Interests	Total Stockholders´ Equity
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total	Available-for-sale Financial Assets	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total

Balances at December 31, 2014		56,806,384	20,594,135	(445,501)	(950,000)	5,630,023	(1,530,000)	80,105,041	73,292	(1,881,350)	702,349	(696,212)	78,303,120	380,173	78,683,293

Total comprehensive income		-	-	-	-	1,612,888	-	1,612,888	(525,151)	-	169,188	(166,474)	1,090,451	24,396	1,114,847
Appropriation of net profit		-	5,630,023	-	-	(5,630,023)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital		-	(1,530,000)	-	-	-	1,380,000	(150,000)	-	-	-	-	(150,000)	-	(150,000)
Share based payment		-	175,456	-	-	-	-	175,456	-	-	-	-	175,456	-	175,456
Treasury shares		-	-	(11,357)	-	-	-	(11,357)	-	-	-	-	(11,357)	-	(11,357)
Results of treasury shares		-	(4,415)	-	-	-	-	(4,415)	-	-	-	-	(4,415)	-	(4,415)
Capital restructuring		-	-	(12)	-	-	-	(12)	-	-	-	-	(12)	-	(12)
Option for Acquisition of Equity Instrument		-	-	-	(67,000)	-	-	(67,000)	-	-	-	-	(67,000)	-	(67,000)
Other		-	-	-	-	-	-	-	-	-	-	-	-	9,591	9,591
Balances at March 31, 2015		56,806,384	24,865,199	(456,870)	(1,017,000)	1,612,888	(150,000)	81,660,601	(451,859)	(1,881,350)	871,537	(862,686)	79,336,243	414,160	79,750,403

Balances at December 31, 2015		57,000,000	24,388,967	(423,953)	(1,017,000)	9,783,740	(6,200,000)	83,531,754	(2,645,417)	(1,141,644)	1,493,577	(1,838,048)	79,400,222	435,062	79,835,284

Total comprehensive income		-	-	-	-	1,804,663	-	1,804,663	1,593,169	995	(153,475)	478,939	3,724,291	26,014	3,750,305
Appropriation of net profit for the year		-	9,783,740	-	-	(9,783,740)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	(6,200,000)	-	-	-	6,200,000	-	-	-	-	-	-	-	-
Share based payments	13-a.1	-	(12,491)	-	-	-	-	(12,491)	-	-	-	-	(12,491)	-	(12,491)
Treasury shares	11-c	-	-	1,535	-	-	-	1,535	-	-	-	-	1,535	-	1,535
Results of treasury shares		-	(6,298)	-	-	-	-	(6,298)	-	-	-	-	(6,298)	-	(6,298)
Capital restructuring	11-d	-	-	(12)	-	-	-	(12)	-	-	-	-	(12)	-	(12)
Other	3-a	-	(97,775)	-	,	-	-	(97,775)	-	-	-	-	(97,775)	(87,667)	(185,442)
Balances at March 31, 2016		57,000,000	27,856,143	(422,430)	(1,017,000)	1,804,663	-	85,221,376	(1,052,248)	(1,140,649)	1,340,102	(1,359,109)	83,009,472	373,409	83,382,881
(1) On December 31, 2015 include R$240 million related to the put option of Banco Bonsucesso (note 3.b)

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS
Thousands of Brazilian Real
	Note	1/01 to 3/31/2016	1/01 to 3/31/2015
1. Cash Flows From Operating Activities
Consolidated income for the period		1,830,677	1,637,284
Adjustments to profit		8,589,118	(2,139,972)
Depreciation of tangible assets		276,133	252,136
Amortization of intangible assets		77,163	143,364
Impairment losses on other assets (net)		40,839	6,135
Provisions and Impairment losses on financial assets (net)		3,556,462	3,218,039
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(8,529)	(64,260)
Share of results of entities accounted for using the equity method	6-a	(16,155)	(32,336)
Changes in deferred tax assets and liabilities		3,514,505	(4,757,501)
Monetary Adjustment of Escrow Deposits		(189,072)	(118,265)
Recoverable Taxes		(69,634)	(88,952)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		1,426,195	(869,322)
Other		(18,789)	170,990
Net (increase) decrease in operating assets		942,368	(28,317,099)
Balance with the Brazilian Central Bank		(2,094,213)	(7,424,804)
Financial assets held for trading		(7,875,162)	8,420,175
Other financial assets at fair value through profit or loss		(177,989)	(1,494,980)
Available-for-sale financial assets		(1,332,185)	(5,479,527)
Loans and receivables		10,135,787	(22,854,725)
Held to maturity investments		853,263	-
Other assets		1,432,867	516,762
Net increase (decrease) in operating liabilities		(7,904,936)	23,344,192
Financial liabilities held for trading		(6,256,831)	11,719,168
Financial liabilities at amortized cost		(702,100)	10,277,507
Other liabilities		(946,005)	1,347,517
Paid tax		(560,978)	(150,938)
Total net cash flows from operating activities (1)		2,896,249	(5,626,533)

2. Cash Flows From Investing Activities
Investments		(382,909)	(707,036)
Tangible assets	7	(204,874)	(83,760)
Intangible assets		(178,035)	(623,276)
Disposal		71,155	313,330
Acquisition of subsidiary, less net cash on acquisition		-	59
Tangible assets		5,927	1,863
Non-Current Assets Held For Sale		46,808	291,467
Dividends and interest on capital received		18,420	19,941
Total net cash flows from investing activities (2)		(311,754)	(393,706)

3. Cash Flows From Financing Activities
Acquisition of own shares		1,523	(11,369)
Issuance of other long-term liabilities	9-b.3	11,474,437	22,243,338
Dividends paid and interest on capital		(2,778,024)	(806,196)
Payments of other long-term liabilities	9-b.3	(17,041,686)	(17,275,477)
Payments of Debt Instruments Eligible to Compose Capital	9-b.5	(287,961)	(137,958)
Net increase (decrease) in non-controlling interests		(87,667)	9,931
Total net cash flows from financing activities (3)		8,719,378	4,022,269
Exchange differences on Cash and Cash Equivalents (4)		(1,426,195)	869,322
Net Increase (decrease) in Cash (1+2+3+4)		(7,561,078)	(1,128,648)
Cash and cash equivalents at beginning of period		33,131,614	23,399,970
Cash and cash equivalents at end of period		25,570,536	22,271,322

Cash and cash equivalents components
Cash		5,835,077	11,138,764
Loans and other		19,735,459	11,132,558
Total of cash and cash equivalents		25,570,536	22,271,322

Non-cash transactions
Foreclosured loans and other assets transferred to non-current assets held for sale		50,526	79,946
Dividends and interest on capital declared but not paid	11-b	-	150,000

Supplemental information
Interest received		17,880,417	16,336,527
Interest paid		10,749,380	7,900,239

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and through its subsidiaries carries out its operations through two segments (note 14): Commercial Banking and Global Wholesale Banking, which operates with commercial, investment, credit, financing and investment, exchange, mortgage lending, leasing, credit cards and securities brokerage. Its operations are conducted as part of a set of institutions that operate on integrated financial markets and capital.

The consolidated interim financial statements for the period ended on March 31, 2016 were authorized for issue by the Board of directors at the meeting held on April 25, 2016.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previously presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as issued by the IASB. To properly understand the information in these interim financial statements, this should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2015. The same accounting policies and methods of computation are followed in the interim financial statements as compared the most recent annual financial statements.

Adoption of new standards and interpretations

The Bank has adopted all standards and interpretations that became effective from January 1, 2016. The following standards and interpretations are applicable to the Bank and have no material effect on the financial statements:

• IFRS 11 - Business Jointly - The amendment establishes accounting methods for the acquisition of joint ventures and joint operations which constitute an business, as established methodology in the IFRS 3 - Business Combinations. Effective for years beginning on January 1, 2016.

• Amendment to IAS 1 - Presentation of Financial Statements - The amendments are related to materiality concepts, order of notes, subtotals, contracts policies and breakdown. Effective for years beginning on January 1, 2016.

• Amendment to IAS 16 - Tangible assets and IAS 38 Intangible Assets - The amendment clarifies the principle basis for depreciation and amortization as the expected pattern of consumption of future economic benefits of the asset. Effective for years beginning on January 1, 2016.

• Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - These amendments establish that a gain or loss must be recognized for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognized, even if these assets are housed in a subsidiary. Effective for years beginning on January 1, 2016.

Annual Improvements of IFRS

• Improvements to IFRSs, 2012-2014 cycle (obligatory for reporting periods beginning on or after 1 January 2016) - These improvements introduce minor amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

The amendments to IFRS 5 address the circumstances in which an entity reclassifies an asset (or disposal group) from held for sale to held for distribution (or vice versa).The amendments clarify that this change must be considered as a continuation of the original disposal plan and therefore the requirements of IFRS 5 relating to alteration of the sales plan are not applicable. The amendments also clarify the guidance regarding discontinuation of accounting "held for distribution".

The amendments to IFRS 7 provide clarification on whether servicing agreements constitute continuing involvement for the purpose of the transfer disclosures.

Amendments to IAS 19 clarify that the rate used to discount post-retirement benefit obligations must be determined based on market yields at the end of the reporting period with respect to corporate bonds of high quality. The evaluation of the depth of a market for corporate bonds of high quality must be the level of the currency (ie, the same currency in which the benefits will be paid). For currencies for which there are no high liquidity for these corporate bonds of high quality market, must be based on the market yields on government securities denominated in that currency at the end of the reporting period.

The amendments to IAS 34 are made to clarify the meaning of disclosure of information "elsewhere in the interim financial report" and to require the inclusion of a cross-reference from the interim financial statements to the location of this information.

Changes arising from IFRS Update cycles , did not produce a material impact on the financial statements of the Bank

Standards and interpretations that will come into force after March 31, 2016

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after March 31, 2016 had not yet been adopted by the Bank:

• IFRS 9, Financial Instruments (mandatory for annual reporting periods beginning on or after 1 January 2018) issued in July 2014, will replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 differs significantly with respect to:

I. Classification and measurement: The financial assets and financial liabilities: Financial assets are classified on the basis of the business model within which they are held and their contract cash flow characteristics. Thus, the IASB created three categories based on the business model, which are "amortized cost", "fair value through other comprehensive income" and "fair value through profit or loss". For financial liabilities, the requirements related to the fair value option were changed to address own credit risk, in which the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk shall be presented in other comprehensive income.

II. Impairment methodology: The IASB added the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. Those requirements eliminate the threshold that was in IAS 39 for recognition of credit losses. Under the impairment approach in IFRS 9 it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses, and changes in those expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition and, consequently, more timely information is provided about expected credit losses.

III. Hedge accounting: These requirements align hedge accounting more closely with risk management, establish a more principle-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39. The three existing hedge accounting categories in IAS 39 were maintained (which are “fair value hedge”, “cash flow hedge” and “hedge of a net investment in a foreign operation”).

The adoption of this IFRS will affect the consolidated financial statements with respect to the current classification of financial instruments and the current impairment methodology, which is based on recognition of incurred credit losses.The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• IFRS 15 - Revenue from Customers Contracts : The standard was issued in May 2014 and applies to an annual reporting period beginning on or after January 1, 2018. The standard specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• IFRS 16 - Leases Contracts - The standard was issued in January 2016 and the effective date after January 1, 2019. This standard contains a new approach to lease accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

The potential impacts of changes in force from 2016 are under review by the Bank, which should be completed by the entry into force of the standard.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, income, expenses, and disclosure notes.

c.1) Critical estimates

The main estimates are further discussed on the December 31, 2015, 2014 and 2013 consolidated financial statements. In the period ended on March 31, 2016 there were no significant changes in the estimates made at 2015 year-end besides those indicated in these interim financial statements.

The estimates and critical assumptions that have the most significant impact on the carrying amounts of certain assets, liabilities, revenues and expenses and the disclosure of explanatory notes, are described below:

i. Allowance for loan losses

The carrying amount of impaired financial assets is adjusted by recording a provision for losses on debts of "Impairment Losses on Financial Assets (Net) - Loans and Receivables" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decrease and it can be related objectively to an event of recovery.

To determine the balance of “Provision for Impairment Losses”, Banco Santander first assesses whether there is objective evidence of impairment loss individually for financial assets that are significant, and individually or collectively for financial assets that are not significant.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

For further details see Note 2.i the Financial Statements of December 31, 2015.

ii. Income taxes

The current income tax expense is calculated by sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities recognized are reassessed at each balance sheets date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study.

For more details see note 1.k.

iii. Fair value measurement of certain financial instruments

Financial instruments are initially recognized at fair value, which is considered equivalent, until proven otherwise, the transaction price and those that are not measured at fair value through profit are adjusted by the transaction costs.

Financial assets and liabilities are subsequently measured at each period-end by using valuation techniques. This calculation is based on assumptions, which take into account management's judgment based on existing information and market conditions at the date of financial statements.

Banco Santander classifies fair value measurements using a fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments between Level I, II or III.

For more details see note 1.j.

iv. Post-employment benefits

The defined benefit plans are recorded based on an actuarial study, conducted annually by specialized company, at the end of each year to be effective for the subsequent period and are recognized in income in"Interest expense and similar Charges" and "Provisions (net)".

The present value of the defined benefit obligation is the present value without any assets deductions of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

v. Provisions, contingent assets and liabilities

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information.They are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

Note 2 to the Bank's consolidated financial statements for the year ended December 31, 2015, includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2015 and these interim financial statements' reporting date of March 31, 2016.

d) Comparative information

These interim financial statements include the comparable interim period of March 31, 2015 for the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows. A comparative statement of financial position is also provided as of December 31, 2015.

e) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the three-month period ended March 31, 2016.

f) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements. (Note 16-a)

g) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in value and with original maturity of ninety days or less were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond primarily to operating activities of Banco Santander.

h) Functional and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Real, the functional and presentation currency of these statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

i) Funding, debt notes issued and other liabilities

Funding debt rates and other liabilities Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered at specific account liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 9-b.5 and 11-d.

j) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each year-end as follows:

Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Other financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (prominently on Debenture portfolio) in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, these and are composed of complex derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended March 31, 2016 and December 31, 2015 classified based on several measurement methods adopted by the Bank to determine fair value:

		3/31/2016
	Thousands of Real	Level 1	Level 2	Level 3	Total
	Financial assets held for trading	41,072,505	17,339,388	-	58,411,893
	Debt instruments	40,796,000	412,114	-	41,208,114
	Equity instruments	276,505	70,705	-	347,210
	Trading derivatives	-	16,856,569	-	16,856,569
	Other financial assets at fair value through profit or loss	1,564,114	77,390	607,428	2,248,932
	Debt instruments	1,556,408	77,390	-	1,633,798
	Equity instruments	7,706	-	615,134	615,134
	Available-for-sale financial assets	61,719,456	4,097,492	562,362	66,379,310
	Debt instruments	61,182,952	4,036,694	-	65,219,646
	Equity instruments	536,504	60,798	562,362	1,159,664
	Hedging derivatives (assets)	-	437,892	-	437,892
	Financial liabilities held for trading	21,906,650	14,224,287	-	36,130,937
	Trading derivatives	-	14,224,287	-	14,224,287
	Short positions	21,906,650	-	-	21,906,650
	Hedging derivatives (liabilities)	-	780,059	-	780,059

		12/31/2015
	Thousands of Real	Level 1	Level 2	Level 3	Total
	Financial assets held for trading	24,952,744	25,583,987	-	50,536,731
	Debt instruments	24,579,100	614,498	-	25,193,598
	Equity instruments	373,644	31,329	-	404,973
	Trading derivatives	-	24,938,160	-	24,938,160
	Other financial assets at fair value through profit or loss	1,420,332	86,238	573,664	2,080,234
	Debt instruments	1,420,332	86,238	-	1,506,570
	Equity instruments	-	-	573,664	573,664
	Available-for-sale financial assets	56,497,320	10,910,469	857,817	68,265,606
	Debt instruments	56,250,013	10,853,261	-	67,103,274
	Equity instruments	247,307	57,208	857,817	1,162,332
	Hedging derivatives (assets)	-	1,312,202	-	1,312,202
	Financial liabilities held for trading	20,047,631	22,340,137	-	42,387,768
	Trading derivatives	-	22,340,137	-	22,340,137
	Short positions	20,047,631	-	-	20,047,631
	Hedging derivatives (liabilities)	-	2,376,822	-	2,376,822

(1) Banco Santander conducted a study where the methods were reevaluated by products, which resulted in the reclassification of some financial instruments: Other Financial Assets At Fair Value Through Profit Or Loss - Equity instruments of level I to level II and Available-For-Sale Financial Assets - Debt instruments R$89.8 million of level III to level II.

The following table shows the changes that occurred during the period of December 31, 2015 and the first quarter of 2015 for level 3:

In thousand of Real	Fair Value 12/31/2015	Gains/ losses (Realized-Not Realized)	Transfers to Level 3	Additions / Low	Fair value 3/31/2016
Other financial assets at fair value through profit or loss	573,664	41,470	-	-	615,134
Available-for-sale financial assets	857,817	(216)	-	(295,239)	562,362

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are write-off, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

k) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

Income tax calculated at the rate of 15% plus a surcharge of 10% levied on the profit, after adjustments determined by tax legislation. The social contribution is calculated at the rate of 20% for financial institutions (15% up to August 2015) and 9% for other companies, levied on the profit, after considering the adjustments determined by tax legislation. The CSLL rate for financial institutions, legal persons of private insurance and capitalization was increased from 15% to 20% for the fiscal period between September 1, 2015 and December 31, 2018, pursuant to Law 13,169/2015 (a result of the conversion into law of Provisional Measure 675/2015).

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the current tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Tax assets classified as "Current" are amounts of tax to be recovered within the next twelve months.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Due to the change in social contribution tax rate, the group companies made the remensuration of tax credit assets and deferred liabilities at the rates applicable to the period in which estimates the realization of assets and settlement of liabilities.

Income and expenses recognized directly in stockholders equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheets date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

l) Fee and commission income (Expense)

The Consolidated Income Statements for the first quarter of 2015, were reclassified in the amount of R$336,437 between items of income from fees and commissions and expenses from fees and commissions, it was concluded that acts as an agent in certain business activities, according with IAS 18 - Revenue.

2. Basis of consolidation

Appendix I includes relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided in Note 6.

		Participation %
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Indirect
Banco Bandepe S.A.	Bank	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%
Santander Brasil Advisory Services S.A.	Other Activities	96.52%	96.52%
Atual Companhia Securitizadora de Créditos Financeiros (4)	Securitization	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	99.99%	100.00%
Santander Participações S.A.	Holding	100.00%	100.00%
Getnet S.A.	Other Activities	88.50%	88.50%
Sancap Investimentos e Participações S.A. (3)	Holding	100.00%	100.00%
Mantiq Investimentos Ltda.	Other Activities	100.00%	100.00%
Santander Brasil EFC	Financial	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	60.65%	60.65%

Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%

Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	-	100.00%

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%
Evidence Previdência S.A. (2)	Social Securities	-	100.00%

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super) (1)	Other Activities	-	100.00%
Banco Bonsucesso Consignado S.A.	Bank	-	60.00%

Controlled by Banco Bonsucesso Consignado S.A.
BPV Promotoda de Vendas e Cobrança Ltda.	Other Activities	-	100.00%
BSI Informática Ltda.	Other Activities	-	100.00%

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.
Santander FIC FI Contract I Referenciado DI (a)	Investment Fund	-	(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado (a)	Investment Fund	-	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (a)	Investment Fund	-	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)
Santander Fundo de Investimento Financial Curto Prazo (a)	Investment Fund	-	(a)
Santander Fundo de Investimento Capitalization Renda Fixa (a)	Investment Fund	-	(a)
Santander Paraty QIF PLC (a)	Investment Fund	-	(a)

(a)Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) On January 4, 2016, the Aymoré CFI informed the other shareholders your decision to exercise call option for 50% of the remaining shares owned by the Super. (Note 3.a)

3. Change in the scope of consolidation

a) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31,128, through the issuance of 20 million new common shares. Santander Conglomerate controls such company.

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

Before the event, qualified Aymore as Company purchased the remaining equity instruments of Super entity and should therefore consider the paid value of goodwill for expected future profitability (goodwill) as a reduction of shareholders' equity, since, according to the IFRS 10 this transaction is characterized as transactions between partners. For the same reason, the amount paid for the equity value of the interest participation acquired from non-controlling shareholder is a movement among Stockholders' Equity accounts.

b) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the BACEN, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, with 60% of the total and voting capital through an investment of R$460 million. Banco Bonsucesso remained with the remaining portion of the share capital (40%).

In December 2015, it has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA) on the acquisition of Bonsucesso by Aymoré, based on acquisition date as below:

	Book value	Fair value
Available-for-Sale Financial Assets	121,468	121,468
Loans and Receivables	508,147	508,147
Others Assets	374,151	374,151
Intangible Assets (3)	-	62,000
Total assets	1,003,766	1,065,766
Financial liabilities	466,162	466,162
Others liabilities	397,604	397,604
Total liabilities	863,766	863,766
Capital increase by Aymore CFI	460,000	460,000
Total of net assets acquired	600,000	662,000
Non-controlling interest (1)		264,800
Total consideration transferred by Aymore to acquire control		460,000
Goodwill (2)		62,800
(1) Amount of non-controlling interests were measured at R$240 million as the proportional value of the net assets of the investee.
(2) Goodwill will be tax deductible under current legislation.
(3) Intangible assets identified relate to brand and customer relationship with estimated useful life of 10 years and 4 years, respectively.

Banco Bonsucesso Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the payroll credit supply in Brazil and should consolidate existing payroll loans at Banco Santander and Banco Bonsucesso, in accordance with the association. Banco Santander will continue to originate from payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Banco Bonsucesso to sell) and purchase (right of Banco Santander acquisition), relating to the shares held by Banco Bonsucesso, equivalent to 40% of capital of this company. According IAS 32, it was recognized a financial liability for the amount of R$307 million by the commitment made in relation to the put option, accounted in Shareholders' Equity, the amount of R$67 million and non-controlling interests, the amount of R$240 million.

c) Sale of Santander Securities Services Brasil DTVM S.A. (new denomination of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. was concluded at the amount of R$859 million.

The transaction generated a gain of R$750,550 before taxes, recorded in the 3rd quarter 2015 in the caption Result on disposal of assets not classified as non-current assets held for sale.

The operation fits into the context of a global negotiation of the custody business, which involves, in addition to Brazil, the qualified custodian activity in Spain and Mexico.

4. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purpose, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at March 31, 2016 and December 31, 2015 is as follows:

		3/31/2016
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Held to maturity investments	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	-	37.934.814	37.934.814
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	38.124.866	38.124.866
Impairment losses (note 4-b.2)	-	-	-	-	(190.052)	(190.052)
Loans and advances to customers	-	-	-	-	238.751.484	238.751.484
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	253.588.590	253.588.590
Impairment losses (note 4-b.2)	-	-	-	-	(14.837.106)	(14.837.106)
Debt instruments	41.208.114	1.633.798	65.219.646	-	14.955.667	123.017.225
Of which:
Debt instruments	-	-	-	-	15.054.357	15.054.357
Impairment losses (note 4-b.2)	-	-	-	-	(98.690)	(98.690)
Equity instruments	347.210	615.134	1.159.664	-	-	2.122.008
Trading derivatives	16.856.569	-	-	-	-	16.856.569
Held to maturity investments	-	-	-	9.244.573	-	9.244.573
Total	58.411.893	2.248.932	66.379.310	9.244.573	291.641.965	427.926.673

		12/31/2015
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Held to maturity investments	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	-	42.422.638	42.422.638
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	42.601.398	42.601.398
Impairment losses (note 4-b.2)	-	-	-	-	(178.760)	(178.760)
Loans and advances to customers	-	-	-	-	252.033.449	252.033.449
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	267.266.449	267.266.449
Impairment losses (note 4-b.2)	-	-	-	-	(15.233.000)	(15.233.000)
Debt instruments	25.193.598	1.506.570	67.103.274	-	11.812.701	105.616.143
Equity instruments	404.973	573.664	1.162.332	-	-	2.140.969
Trading derivatives	24.938.160	-	-	10.097.836	-	35.035.996
Total	50.536.731	2.080.234	68.265.606	10.097.836	306.268.788	437.249.195

(1) On March 31, 2016, the amount recorded in “Loans and advances to customers” related to loan portfolio assigned is R$190,960 (12/31/2015 – R$202,114), and R$187,692 (12/31/2015 – R$190,333) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2015, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, whose changes in value are recognized temporarily in consolidated stockholders' equity under “Other Comprehensive Income”.

Charge or credit to the “Other Comprehensive Income” as a result of the fair value measurement, remain in the Bank's consolidated stockholders' equity until the related assets are write-off, whereupon they are accounted to the consolidated income statement. As part of the process of fair value measurement, when there is objective evidence that the financial instruments are impaired, the amounts are no longer recognized in equity under “Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

On March 31, 2016 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the total of the changes in the fair value of these assets are presented under “Other Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the three-months periods ended March 31, 2016 and 2015 were as follows:

	1/01 to 3/31/2016	1/01 to 3/31/2015
Balance at beginning of the period	15,411,760	13,562,811
Impairment losses charged to income for the period – Loans and receivables	2,838,604	2,845,287
Write-off of impaired balances against recorded impairment allowance	(3,223,206)	(3,027,843)
Balance at end of the period	15,027,158	13,380,255
Recoveries of loans previously charged off	188,933	211,166
Provision for losses on financial assets - Debt Instruments	98,690	-

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$2,748,361 and R$2,634,121 in the three-months periods ended March 31, 2016 and 2015, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as "Loans and advances to customers" considered to be impaired due to credit risk in the three-months periods ended March 31, 2016 and 2015 is as follows:

	1/01 to 3/31/2016	1/01 to 3/31/2015
Balance at beginning of the period	18,599,379	13,562,811
Net additions	2,780,130	2,845,287
Write-off of impaired balances against recorded impairment allowance	(3,223,206)	(3,027,843)
Balance at end of the period	18,156,303	13,380,255

5. Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets and other tangible assets.

On September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by IFRS 5. On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127,012. On the same date Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120,000. On March 31, 2016, the total of non-current assets held for sale is R$488,583 and the values of liabilities directly associated with non-current assets held for sale are R$1,197.

6. Investments in associates and Joint Ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled: when they possess a shareholders' agreement, which sets the strategic financial and operating decisions requiring the unanimous consent of all investors.

Significant Influence

Banco Santander considers investments classified as significant influence when the Bank is empowered to elect members to the Executive Board.

a) Breakdown

			Participation %
Jointly Controlled by Banco Santander	Activity	Country	3/31/2016	12/31/2015
Companhia de Crédito, Financiamento e Investimento RCI Brasil (2)	Financial	Brazil	-	39.89%
Banco RCI Brasil S.A (2)	Financial	Brazil	39.89%	-
Norchem Participações e Consultoria S.A.(1)	Other Activities	Brazil	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1)	Securitization	Brazil	13.64%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (1)	Other Activities	Brazil	11.11%	11.11%

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)
Webmotors S.A.	Other Activities	Brazil	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	19.81%	19.81%

Jointly Controlled by Santander Getnet
iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”) (1)	Other Activities	Brazil	50.00%	50.00%

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%

			Investments
			3/31/2016	12/31/2015
Jointly Controlled by Banco Santander			574,325	567,367
Companhia de Crédito, Financiamento e Investimento RCI Brasil (2)			-	526,680
Banco RCI Brasil S.A (2)			533,947	-
Norchem Participações e Consultoria S.A.			24,154	23,665
Cibrasec - Companhia Brasileira de Securitização (1)			10,103	10,325
Estruturadora Brasileira de Projetos S.A. - EBP (1)			6,121	6,697

Jointly Controlled by Santander Serviços			486,095	476,640
Webmotors S.A.			345,359	339,899
Tecnologia Bancária S.A. - TECBAN (1)			140,736	136,741

Jointly Controlled by Santander Getnet			(3,325)	(2,768)
iZettle do Brasil Meios de Pagamento S.A. (1)			(3,325)	(2,768)

Significant Influence of Banco Santander			19,803	19,504
Norchem Holding e Negócios S.A. (1)			19,803	19,504
Total			1,076,898	1,060,743

			Results of Investments
			1/01 to 3/31/2016	1/01 to 3/31/2015

Jointly Controlled by Banco Santander			6,957	19,131
Companhia de Crédito, Financiamento e Investimento RCI Brasil			-	20,496
Banco RCI Brasil S.A (2)			7,265	-
Norchem Participações e Consultoria S.A. (1)			489	437
Cibrasec - Companhia Brasileira de Securitização (1)			(221)	(158)
Estruturadora Brasileira de Projetos S.A. - EBP (1)			(576)	(1,644)

Jointly Controlled by Santander Serviços			9,455	13,390
Webmotors S.A.			5,460	5,260
Tecnologia Bancária S.A. - TECBAN (1)			3,995	8,130

Jointly Controlled by Santander Getnet			(556)	(491)
iZettle do Brasil Meios de Pagamento S.A. (1)			(556)	(491)

Significant Influence of Banco Santander			299	306
Norchem Holding e Negócios S.A. (1)			299	306
Total			16,155	32,336

b) Changes

The changes in the balance of this item in the periods ended March 31, 2016 and 2015 were as follows:

Jointly Controlled	1/01 to 3/31/2016	1/01 to 3/31/2015
Balance at beginning of period	1,041,239	1,004,044
Income from companies accounted for by the equity method	15,856	32,030
Other	-	38
Balance at end of period	1,057,095	1,036,112

Significant Influence
Balance at beginning of period	19,504	19,417
Income from companies accounted for by the equity method	299	306
Balance at end of period	19,803	19,723
(1) Companies delayed by one month for the calculation of equity.

(2) The EGM of 21 July 2015, approved the Company's transformation into a multiple bank, with investment portfolios, leasing and credit, financing and investment and also the change of the name of the Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A..This process was approved by the BACEN on October 28, 2015.

(*) The Bank does not have collateral with associates and joint ventures.
(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

c) Impairment losses

Charge-offs was recorded with respect to investments in associates and joint ventures for the periods ended March 31, 2016 and December 31, 2015.

d) Other information

Details of the principal subsidiaries not consolidated of Banco Santander:

–Banco RCI Brasil S.A.: A company incorporated in the form of corporation headquartered in Parana, is primarily engaged in the practice of loans in order to sustain the growth of automotive brands Renault and Nissan in the Brazilian market by financing the dealer network and the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Group, with operations conducted as part of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers. On January 29, 2016, the Companhia de Crédito, Financiamento e Investimento RCI Brasil was merged into its subsidiary Banco RCI Brasil S.A. (current corporate name of the Companhia de Arrendamento Mercantil RCI do Brasil). The merger was approved by the Bacen on October 28, 2015.

–Webmotors S.A.: A company incorporated in the form of capital company with headquarters in São Paulo and is engaged in the design, implementation and / or availability of electronic catalogs, space, products, services or means of marketing products and / or services related to the automotive industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to e-commerce activities and other uses or Internet applications, as well as participation in capital in other companies and the management of business ventures and the like. It is a company of the Economic Conglomerate - Financial Santander (Santander Group) andCarsales.com Investments PTY LTD (Carsales), and operations conducted as part of a group of institutions that operate jointly. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers.

7. Tangible assets

a) Changes

Tangible assets were acquired in the three-month periods ended March 31, 2016 and 2015 for R$204,874 and R$83,760, respectively. Also, in the three-months ended March 31, 2016 and 2015 there was sale of tangible assets amonting R$3,797 and R$3,428, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended March 31, 2016 and 2015.

c) Tangible asset purchase commitments

On March 31, 2016, the Bank does not have contractual commitments for the acquisition of tangible fixed assets.

8. Intangible assets

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, if any indication of impairment of assets and has been allocated according to the operating segments.

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed and approved by the Executive Board.

Based on the assumptions described above management has not identified any evidence of impairment.

		3/31/2016	12/31/2015
Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/Banco Comercial		27,217,565	27,217,565
Banco Bonsucesso		62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)		13,050	13,050
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)		1,039,304	1,039,304
Total		28,332,719	28,332,719

	Commercial Bank
			12/31/2015
Key assumptions:
Basis for determining the recoverable amount	Value in use: cash flows
Period of the projections of cash flows (1)			5 years
Perpetual growth rate			7.5%
Discount rate (2)			15.2%

(1) Cash flow projections are based on national budget and management's growth plans, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation.

(2) The discount rate is calculated based on the pricing model of capital assets (CAPM). The discount rate before tax is 20.11%.

(3) The base date of the impairment test is 12/31/2015, since the end of each reportable period or whenever there is any indication of impairment loss, goodwill is tested for impairment (test recoverability).

b) Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

With finite lives:	Estimated Useful Life	3/31/2016	12/31/2015
IT developments	5 years	5,378,542	5,202,500
Other assets	Up to 5 years	399,441	397,716
Amortization		(3,187,047)	(3,115,773)
Provision for impairment losses (1)		(991,909)	(1,003,500)
Total		1,599,027	1,480,943

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at March 31, 2016 and December 31, 2015 is as follows:

	3/31/2016
	Trading Financial Liabilities	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	71,042,503	71,042,503
Customer deposits	-	244,638,158	244,638,158
Marketable debt securities	-	91,534,940	91,534,940
Trading derivatives	14,224,287	-	14,224,287
Subordinated liabilities	-	8,378,537	8,378,537
Short positions	21,906,650	-	21,906,650
Debt Instruments Eligible to Compose Capital	-	8,998,253	8,998,253
Other financial liabilities	-	23,463,259	23,463,259
Total	36,130,937	448,055,650	484,186,587

	12/31/2015
	Trading Financial Liabilities	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	69,451,498	69,451,498
Customer deposits	-	243,042,872	243,042,872
Marketable debt securities	-	94,658,300	94,658,300
Trading derivatives	22,340,137	-	22,340,137
Subordinated liabilities	-	8,097,304	8,097,304
Short positions	20,047,631	-	20,047,631
Debt Instruments Eligible to Compose Capital	-	9,959,037	9,959,037
Other financial liabilities	-	32,072,645	32,072,645
Total	42,387,768	457,281,656	499,669,424

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

					3/31/2016	12/31/2015
Demand deposits (1)					152,573	144,596
Time deposits (2)					50,182,320	55,795,205
Repurchase agreements					20,707,610	13,511,697
Of which:
Backed operations with Private Securities (3)					101,374	84,573
Backed operations with Government Securities					20,606,236	13,427,124
Total					71,042,503	70,993,657
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lendings, locally and abroad, and other foreign credit.
(3) Refers primarily to repurchase agreements backed by debentures own issue.

b.2) Customer deposits

					3/31/2016	12/31/2015
Demand deposits
Current accounts (1)					14,804,697	15,579,923
Savings accounts					34,963,784	35,984,838
Time deposits					87,650,853	89,986,025
Repurchase agreements					107,218,824	101,492,086
Of which:
Backed operations with Private Securities (2)					59,983,294	61,173,979
Backed operations with Government Securities					47,235,530	40,318,107
Total					244,638,158	243,042,872
(1) Non-interest bearing accounts.
(2) Refers primarily to repurchase agreements backed by debentures own issue.

b.3) Debt securities

					3/31/2016	12/31/2015
Real estate credit notes - LCI (1)					24,782,802	23,795,322
Bonds and other securities					6,438,559	13,465,373
Treasury Bills (3)					57,796,749	55,300,989
Agribusiness credit notes - LCA (2)					2,516,830	2,096,616
Total					91,534,940	94,658,300

(1) LCI´s are fixed income securities underlied to mortgage loans and collateralized by mortgage or chattel mortgage on property. On Marh 31, 2016, there are maturities between 2016 to 2020 (12/31/2015 - there are maturities between 2016 to 2020).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed at 90.0% to 98.0% of CDI. On March 31, 2016, they have maturities between 2016 to 2018 (12/31/2015 - they have maturities between 2016 to 2018).

(3) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On March 31, 2016, they have a maturity between 2016 to 2025 (12/31/2015 - they have a maturity between 2016 to 2025).

The changes in the balance of Marketable debt instruments in the three-months periods ended March 31, 2016 and 2015 were as follows:

					1/01 to 3/31/2016	1/01 to 3/31/2015
Balance at beginning of the period					94,658,300	70,355,249
Issues					11,474,437	22,243,338
Payments					(17,041,686)	(17,275,477)
Interest					2,862,724	2,031,163
Exchange differences and other					(418,835)	1,666,880
Balance at end of the period					91,534,940	79,021,153

The Composition of "Eurobonds and other securities" is as follows:

				Interest	3/31/2016	12/31/2015
Issuance		Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds	jan and jun - 11	jan - 16	US$	4.3%	-	3,268,431
Eurobonds	feb and sep - 12	feb - 17	US$	4.6%	4,538,370	5,025,982
Eurobonds (1)	mar and may - 13	mar - 16	R$	8.0%	-	1,255,841
Eurobonds (1)	apr - 12	apr - 16	CHF	3.3%	575,447	603,889
Eurobonds (1)	apr-12	apr-16	CLP	4.6%	128,217	135,388
Eurobonds	oct-14	oct-16	US$	2.0%	-	102,708
Eurobonds (1)	sep-14	sep-16	JPY	1.8%	34,687	35,743
Eurobonds	dec-15	jul-16	US$	2.7%	178,968	195,254
Eurobonds	dec-15	jun-16	EUR	1.0%	162,579	170,053
Eurobonds	jun-15	jan-16	US$	1.1%	-	173,487
Eurobonds	jul-15	jan - 16	US$	1.1%	-	839,956
Eurobonds	aug-15	feb - 16	US$	1.2%	-	510,082
Eurobonds	aug-15	feb - 16	US$	1.1%	-	291,345
Other					820,291	857,214
Total					6,438,559	13,465,373

(1) Includes R$703,664 (12/31/2015 - R$1,995,118) in cash flow hedge operations, being R$575,447 indexed on foreign currency - Swiss Franc (12/31/2015 - R$603,889), R$128,217 in Chilean Peso (12/31/2015 - R$135,388), and in December 31,2015 amount of R$1,255,841 indexed in Real; and R$34,687 (12/31/2015 - R$35,743) for market risk hedge operations indexed to foreing currency - YEN (note 16.b)

On March 31, 2016 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

b.4) Subordinated liabilities

The Composition of "Subordinated Liabilities" is as follows:

					3/31/2016	12/31/2015
	Issuance	Maturity(1)	Issuance Value	Interest Rate (p.a.)	Total	Total
Subordinated Liabilities	jun - 06	jul - 16	R$1,500	105.0% CDI	4,339,727	4,196,347
Subordinated Liabilities	oct - 06	sep - 16	R$850	104.5% CDI	2,343,866	2,266,789
Subordinated Liabilities	jul to oct - 06	jul - 16 to jul - 18	R$447	104.5% CDI	1,272,345	1,230,505
Subordinated Liabilities	may to jun - 08	may - 15 to may - 18	R$283	CDI (2)	88,049	114,467
Subordinated Liabilities	may to jun - 08	may - 15 to jun - 18	R$268	IPCA (3)	334,550	289,196
Total					8,378,537	8,097,304
(1) Subordinated Deposit Certificates issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.4% p.a.

Changes in the balance of "Subordinated liabilities" in three-months period ended March 31, 2016 and 2015 were as follows:

					1/01 to 3/31/2016	1/01 to 3/31/2015
Balance at beginning of the period					8,097,304	7,294,077
Interest					281,233	225,768
Balance at end of the period					8,378,537	7,519,845

b.5) Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of equity instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan, are as follows:

					3/31/2016	12/31/2015
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)		Total
Tier I (1)	jan-14	no maturity (perpetual)	R$3,000	7.4%	4,505,174	4,943,194
Tier II (2)	jan-14	jan-24	R$3,000	6.0%	4,493,079	5,015,843
Total					8,998,253	9,959,037
(1) Interest quarterly paid from April 29, 2014.
(2) The interest payable semiannually from July 29, 2014.
(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in three-months period ended March 31, 2016 and 2015 were as follows:

					1/01 to 3/31/2016	1/01 to 3/31/2015
Balance at beginning of the period					9,959,037	6,773,312
Interest payment Tier I (1)					70,991	17,810
Interest payment Tier II (1)					58,400	54,600
Foreign exchange variation/Others					(802,214)	1,402,752
Payments of interest - Tier I					(109,620)	(22,280)
Payments of interest - Tier II					(178,341)	(115,678)
Balance at end of the period					8,998,253	8,110,516

(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges".

10. Provisions

a) Breakdown

	3/31/2016	12/31/2015
Provisions for pension funds and similar obligations	2,536,792	2,696,653
Provisions for judicial and administrative proceedings, commitments and other provisions	9,093,135	8,713,024
Judicial and administrative proceedings under the responsibility of former controlling stockholders	800,648	789,974
Judicial and administrative proceedings	7,181,172	7,000,680
Of which:
Civil	2,135,774	1,986,602
Labor	2,498,874	2,501,426
Tax and Social Security	2,546,524	2,512,652
Other provisions	1,111,315	922,370
Total	11,629,927	11,409,677

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation loss of company stock businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawsuits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

b.1) Lawsuits and Administrative Tax and Social Security

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$3,082,211 (12/31/2015 - R$3,015,147): Banco Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods. On April 23, 2015, Supreme Court decision was published admitting the extraordinary resort interposed by the Union related to PIS and denying the proceed for the extraordinary resort interposed by Public Ministry concerning to the Cofins,in this case, been exclusively applicable to Banco Santander suit. On May 28, 2015 in Supreme Court’s plenary session, the inadmissibility of extraordinary resort related to Cofins was confirmed in a unanimous decision, that denied the provision of Special Resort interposed by Public Ministry. With this decision, the Cofins plea is decided, prevailing the Fourth Area Federal Regional Court’s judgment, from August 2007, propitiousness for Banco Santander. On Agust 19, 2015, the declaration of embargoes presented by Public Ministry were rejected unanimously at the plenary session of the Supreme Court. According to the legal advisor’s evaluation, the appreciation of Ban’s Resolution is very far for happen to change the decision’s content, handed down by the Supreme Court’s plenary. There are still pending of final judgment by the Supreme Court the Banco Santander PIS chargeability, as well as the PIS and Cofins chargeability’s from other controlled subsidiaries. In 2015 , based on STF's decision, Banco Santander recorded the reversal of provisions made to cover the legal liabilities related to Cofins, amounting R$7,950 million (R$4,770 million, after tax effects).

• Increase in CSLL tax rate - R$799,032 (12/31/2015 - R$795,859) – The Bank and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, which subsequently became Law 11.727/2008, in April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$52,749 (12/31/2015 - R$52,268) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$800,715 (12/31/2015 - R$755,211): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

• Social Security Contribution (INSS) - R$516,437 (12/31/2015 - R$527,111): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$665,590 (12/31/2015 – R$657,750) : In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges, on March 31, 2016 amounting R$1,334 million. Based on the assessment of legal counsel, provision was made to cover the probable loss in the lawsuit.

b.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

b.3) Civil judicial and administrative proceedings

These provisions are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Tribunal da Justiça (STJ - Justice Superior Court) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of his ministers declared themselves unable to judge the matter and therefore is likely to judgment remains paralyzed for several years yet. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the STF regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not being accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$14,806 million, including the following main lawsuits:

• Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities IRPJ and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of March 31, 2016 the amount related to this challenge is approximately R$732 million.

• INSS on Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of March 31, 2016 amounts related to these proceedings totaled approximately R$2,776 million.

• IRPJ and CSLL - Capital Gain - The Federal Revenue Service of Brazil issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Banco Santander is responsible for any adverse outcome in this process as Former Controller of Stockholders Zurich Santander Brasil Seguros e Previdência S.A. As of March 31, 2016 the amount related to this proceeding is approximately R$266 million.

• Goodwill amortization of Banco Real – The Brazilian Federal Revenue issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On March 31, 2016, the figure was R$1.188 million.

• Goodwill amortization of Banco Sudameris – The Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending. On March 31, 2016, the figure was R$528 million.

The labor lawsuits classified as possible loss risk totaled R$90 million, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the STF upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the STF for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$802 million.

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$796,634, R$719 and R$3,295 (12/31/2015 - R$785,837, R$890 e R$3,247), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

11. Stockholders Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

	Thousand shares
	3/31/2016			12/31/2015
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	75,685	100,655	176,340	56,306	81,280	137,586
Foreign Residents	3,775,286	3,611,457	7,386,743	3,794,666	3,630,833	7,425,499
Total	3,850,971	3,712,112	7,563,083	3,850,972	3,712,113	7,563,085
(-) Treasury shares	(21,480)	(21,480)	(42,960)	(20,218)	(20,218)	(40,436)
Total outstanding	3,829,491	3,690,632	7,520,123	3,830,754	3,691,895	7,522,649

b) Dividends and interest on capital

According to the Bank’s bylaws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Prior to the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves shown in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

In the first quarter 2016 there were no highlights of dividends and interest on equity.

	12/31/2015
		Real per Thousand Shares / Units
		Common	Preferred	Units
Intercalary Dividends (1) (3)	150,000	18.9474	20.8421	39.7895
Interim Dividends (2) (4)	3,050,000	385.8116	424.3927	810.2043
Intercalary Dividends (3) (7)	1,600,000	202.7412	223.0153	425.7564
Interest on Capital (4) (7)	1,400,000	177.3985	195.1384	372.5369
Total on December 31, 2015	6,200,000
(1) Established by the Board of Directors in March 2015.
(2) Established by the Board of Directors in September 2015.
(3) Established by the Board of Directors in December 2015.
(4) Established by the Board of Directors in December 2015, Common Shares - R$150.7887, preferred - R$165.8676 and Units - R$316.6563 net of taxes.

(5) The amount of the interim dividend were fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from August 28, 2015, without any compensation to the restatement.

(6) The amount of the interim dividend were fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from October 05, 2015, without any compensation to the restatement.

(7) The amount of the interim dividends and interest on capital were fully input into the mandatory dividends for the year 2015 and were be paid from February 25, 2016, without any compensation as monetary correction.

c) Treasury Shares

In the meeting held on November 3, 2015, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2015, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 39,391,314 Units, representing 39,391,314 common shares and 39,391,314 preferred shares, or the ADRs, which, on October 31, 2015, corresponded to approximately 1.04% of the Bank’s share capital. On September 30, 2015, the Bank held 393,913,149 common shares and 393,913,149 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans.

The term of the Buyback Program is 365 days counted from November 4, 2015, and it will expire on November 4, 2016.

In 2016, 6,578,600 Units were acquired, 5,316,647 Units paid as Bonus and Long-Term Incentive Plan – Local. The balance accumulated of treasury shares on March 31, 2016, amounting to 27,218,759 Units (12/31/2015 – 25,956,806 Units) equivalent to R$133,318 (12/31/2015 – R$375,337). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.28 and R$18.51. In 2016 was not acquired ADRs and the balance accumulated of ADRs acquired and held in treasury amounting 13,137,665 ADRs, in the current amount of R$289,005 (12/31/2015 - R$317,094). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$5.52 and US$10.21. The market value of these shares on March 31, 2016 was R$16.95 per Unit and US$4.65 per ADR. In the period ended on March 31, 2016, due to the Optimization Plan PR, were also recorded interest in the amount of R$107. On March 31, 2016 totaling R$422,430 (12/31/2015 - R$423,953) of treasury shares.

Additionally, during the period of three-months ended in March 31, 2016, treasury shares were traded, that have resulted in loss of R$6,298 (12/31/2015 - loss of R$3,918) recorded directly in equity in capital reserves.

12. Breakdown of income accounts

a) Personnel expenses

			1/01 to 3/31/2016	1/01 to 3/31/2015
Wages and salaries			1,290,195	1,116,301
Social security costs			254,119	305,953
Benefits			320,216	278,664
Defined benefit pension plans			6,117	7,841
Contributions to defined contribution pension funds			21,279	17,684
Share-based payment costs			19,150	12,836
Training			13,517	16,325
Other personnel expenses			37,467	42,907
Total			1,962,060	1,798,511

b) Other administrative expenses

	1/01 to 3/31/2016	1/01 to 3/31/2015
Property, fixtures and supplies	324,903	314,085
Technology and systems	310,783	283,020
Advertising	70,710	52,588
Communications	120,279	114,182
Per diems and travel expenses	41,388	30,401
Taxes other than income tax	10,412	46,306
Surveillance and cash courier services	163,192	150,608
Insurance premiums	5,748	5,458
Specialized and technical services	444,539	406,444
Technical reports	107,055	96,711
Other specialized and technical services	337,484	309,733
Other administrative expenses	108,373	206,907
Total	1,600,327	1,609,999

13. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, may also be elegible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions. These amounts are recorded under Other liabilities and personnel expenses (Note 12.a).

a) Local program

The Local Program Banco Santander is divided into two types of independent plans: (i) share purchase plans and (ii) Delivery Plans actions.

The Extraordinary stockholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an EGM, which approved the grant of the Incentive Long - Term Incentive Plan (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an EGM, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP 2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

(i) Share purchase plans

The purchasing action plans consist of the Option Plans of Purchase Share Deposit Certificates - Units (SOP).

The characteristic of each plan are:

SOP Plan: It is a 3 year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date of each unit.

Long-Term Incentive Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercise comprises between June 30, 2014 and June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Long-Term Incentive Plan – SOP 2013: It is a stock option plan with 3 years of vesting. The period for the exercise comprises between June 30, 2016 and June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

(ii) Stock Delivery Plans

The stock delivery plans consist of the Long Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

PSP Plan: Compensation Plan based on shares settled in cash, with vesting period of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants ("fifty percent"), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery Units.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

				PSP 2013/ SOP 2013	Plans SOP, PI12 - PSP, PI13 - PSP and PI14 - PSP(1)	SOP 2014 (2)
Total Shareholder Return (TSR) rank				% of Exercisable Shares
1st				100%	50%	100%
2nd				75%	35%	75%
3rd				50%	25%	50%
4th				-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

			PSP 2013	PI14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment			Binomial	Binomial	Binomial	Binomial
Volatility			40.00%	57.37%	57.37%	57.37%
Probability of Occurrence			60.27%	37.59%	26.97%	43.11%
Risk-Free Rate			11.80%	10.50%	10.50%	11.18%

				SOP 2013	SOP 2014	SOP plan
Method of Assessment				Black&Scholes	Black&Scholes	Binomial
Volatility				40.00%	40.00%	57.37%
Rate of Dividends				3.00%	3.00%	5.43%
Vesting Period				3 years	3 years	3 years
Average Exercise Time				5 years	5 years	3,72 years
Risk-Free Rate				11.80%	10.50%	11.18%
Probability of Occurrence				60.27%	71.26%	43.11%
Fair Value of the Option Shares				R$5,96	R$6,45	R$7,19

The average value of shares SANB11(Shares of the Bank in BM&FBovespa) in the period ended on March 31, 2016 is R$14.85 (12/31/2015 - R$14.96).

In the period ended on March 31, 2016, daily pro-rata expenses amounting R$14,934 (3/31/2015 - expenses of R$3,174), relating to the SOP plan and expenses amounting R$10,080 (3/31/2015 - expenses of R$1,915) relating to the PSP plan. Also recorded in the period a loss with the movement of the market value of the share of the PSP.

	Number of Units	Exercise Price	Year Granted	Employees	Date of Commencement of Period	Expiration Date of Period
Final Balance on December 31, 2014	13,830,464
Cancelled (SOP - 2013) options	(748,408)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(117,453)		2013	Managers	08/13/13	06/30/16
Cancelled (SOP delivery 2014) options	(52,500)	14.31	2011	Managers	10/26/11	06/30/16
Exercised (SOP delivery 2014) options	(248,499)		2011	Managers	10/26/11	06/30/16
Final Balance on December 31, 2015	12,663,604
Cancelled (SOP - 2013) options	(311,299)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(13,511)		2013	Managers	08/13/13	06/30/16
Exercised (SOP delivery 2014) options	(3,943)		2011	Managers	10/26/11	06/30/16
Final Balance on March 31, 2016	12,334,851
SOP 2014	723,483	14.31	2011	Managers	10/26/11	06/30/16
SOP 2013	9,178,918	14.43	2013	Managers	05/02/13	06/30/18
PSP 2013	2,432,450		2013	Managers	08/13/13	06/30/16
Total	12,334,851

a.2) Global Program

Long-Term Incentive Policy

In 2014, it was released a share delivery plan called Long Term Incentive Global Grant 2014 - ILP CRDIV. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

Global Plan Fair Value

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14
Expected volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last five years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

Global Plan CRD-IV:
			2 years	3 years	4 years
Future income Dividend			11.1%	10.8%	9.5%
Expected Volatility			32.7%	34.7%	36.9%
Volatility comparator			12% -52%	16% - 56%	16% - 52%
Risk-free interest rate			1.7%	2.1%	2.5%
Correlation			0.6	0.6	0.6

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification (2015) and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in dollars. If the indicators are reached, the target will be converted to Group's shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

	Number of Shares	Granted Year	Employees	Data of Commencement of the Period	Data of Expiry of Period

Balance Plans on December 31, 2015	-
Balance Plans on March 31, 2016	1,613,057	2014	Executives

In the period ended March 31, 2016, were not recognized expenses daily pro rata (3/31/2015 - expense amounting to R$3,338), related to costs to the respective dates of the above cycles, for total plans of the Global Program.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b) Referenced Variable Remuneration in Shares

The Annual stockholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a referenced variable remuneration in shares plan effective for all the companies of the Group, including Banco Santander. This new policy, subject to adjustments applicable to Banco Santander, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The referenced variable remuneration in shares is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was the subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of June 3, 2013.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable compensation plan Banco Santander has been assessed and became divided into two programs: (i) Collective Identified and (ii) Collective undentified.

a) Identified Collective - Participants of the Executive Committee, Statutory Officers and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares and the remainder will be 100% paid in cash. On the period ended on March 31, 2016, was recorded gains amounting R$5,897 (3/31/2015 - expense of R$1,689), regarding the provision of the deferral plan in shares.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the period ended on March 31, 2016, there were gains of R$4,159 (3/31/2015 - expenses of R$886).

14. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

The income statements and other significant data are as follows:

	1/01 to 3/31/2016
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,789,238	806,605	7,595,843
Income from equity instruments	3,907	-	3,907
Share of results of entities accounted for using the equity method	16,155	-	16,155
Net fee and commission income	2,049,126	357,918	2,407,044
Gains (losses) on financial assets and liabilities and exchange differences (1)	3,213,946	615,039	3,828,985
Other operating income/(expenses)	(82,269)	(5,447)	(87,716)
TOTAL INCOME	11,990,103	1,774,115	13,764,218
Personnel expenses	(1,787,911)	(174,149)	(1,962,060)
Other administrative expenses	(1,531,915)	(68,412)	(1,600,327)
Depreciation and amortization	(327,098)	(26,198)	(353,296)
Provisions (net)	(788,504)	(10,306)	(798,810)
Net impairment losses on financial assets	(2,475,820)	(281,832)	(2,757,652)
Net impairment losses on non-financial assets	(40,465)	(374)	(40,839)
Other financial gains/(losses)	8,529	-	8,529
PROFIT BEFORE TAX (1)	5,046,919	1,212,844	6,259,763

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$3,294,630 due to the effects of the valuation of the Real against the US Dollar on March 31, 2016, the Profit before Tax for the Commercial Bank segment was R$1,752,289.

	1/01 to 3/31/2015
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,330,615	905,944	7,236,559
Income from equity instruments	6,848	-	6,848
Share of results of entities accounted for using the equity method	32,336	-	32,336
Net fee and commission income	1,955,803	298,970	2,254,773
Gains (losses) on financial assets and liabilities and exchange differences (1)	(4,849,041)	151,580	(4,697,461)
Other operating income/(expenses)	(87,430)	(2,666)	(90,096)
TOTAL INCOME	3,389,131	1,353,828	4,742,959
Personnel expenses	(1,640,536)	(157,975)	(1,798,511)
Other administrative expenses	(1,550,743)	(59,256)	(1,609,999)
Depreciation and amortization	(359,169)	(36,331)	(395,500)
Provisions (net)	(623,867)	39,949	(583,918)
Net impairment losses on financial assets	(2,259,015)	(375,106)	(2,634,121)
Net impairment losses on non-financial assets	(5,869)	(266)	(6,135)
Other financial gains/(losses)	64,260	-	64,260
PROFIT BEFORE TAX (1)	(2,985,808)	764,843	(2,220,965)

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$4,720,553 due to the effects of the devaluation of the Real against the US Dollar on March 31, 2015, the Profit before Tax for the Commercial Bank segment was R$1,734,744.

	3/31/2016
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	520,062,538	72,688,550	592,751,088
Loans and advances to customers	180,912,966	57,838,518	238,607,024
Customer deposits	226,455,376	18,182,782	244,638,158

			12/31/2015
Other aggregates:				Commercial Banking	Global Wholesale Banking	Total
Total assets				524,192,046	81,202,482	605,394,528
Loans and advances to customers				185,371,651	66,661,798	252,033,449
Customer deposits				223,165,976	19,876,896	243,042,872

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

The transactions related to the Bank with its related parties for nine-months ended March 31, 2016 and December 31, 2015 were as follows:

a) Key-person management compensation

The Board of Directors' meeting, held on March 22, 2016 approved, in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2016 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal were approved by the extraordinary stockholders' meeting (ESM) held on April 29, 2016.

a.1) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

a.2) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

					1/01 to 3/31/2016	1/01 to 3/31/2015
Fixed compensation					20,221	15,570
Variable compensation					28,041	32,128
Other					4,524	3,842
Total Short-term benefits					52,786	51,540
Share-based payment					-	6,707
Total Long-term benefits					-	6,707
Total (1)					52,786	58,247
(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the period of three-months ended March 31, 2016, charges were collected on key-person management compensation amounting R$7,137 (3/31/2015 - R$7,964).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - directors, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	3/31/2016
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding, S.L. (1)	3,758	0.1%	179	-	3,937	0.1%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,570	0.1%	3,588	0.1%	7,158	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	178,888	4.6%	206,675	5.6%	385,563	5.1%
Total	3,829,491		3,690,632		7,520,123
Treasury shares	21,480	0.5%	21,480	0.5%	42,960	0.5%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,083	100.0%
Free Float (2)	390,270	10.1%	418,075	11.3%	808,345	10.7%

12/31/2015
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding, S.L. (1)	3,758	0.1%	179	-	3,937	0.1%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.2%
Employees	3,066	0.1%	3,088	0.1%	6,154	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	180,655	4.7%	208,438	5.6%	389,093	5.1%
Total	3,830,754		3,691,895		7,522,649
Treasury shares	20,218	0.5%	20,218	0.5%	40,436	0.5%
Total	3,850,972	100.0%	3,712,113	100.0%	7,563,085	99.8%
Free Float (2)	391,533	10.2%	419,338	11.3%	810,871	10.7%
(1) Companies of the Santander Spain Group.
(2) Composed of Employees, Qatar Holding and other.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutativity condition.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Real				3/31/2016
				Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets				17,173,129	983,624	880,027
Trading derivatives, net				(501,759)	-	(506,655)
Banco Santander Spain (3)				(501,759)	-	-
Abbey National Treasury Services Plc				-	-	(126,227)
Real Fundo de Investimento Multimercado Santillana Credito Privado				-	-	(380,428)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency				17,467,798	-	129,472
Banco Santander Spain (3) (5)				17,467,798	-	-
Banco Santander Totta, S.A.				-	-	1,774
Abbey National Treasury Services Plc				-	-	127,604
Bank Zachodni				-	-	41
Banco Santander, S.A. – México				-	-	53
Loans and other values with customers				-	11,112	1,257,210
Zurich Santander Brasil Seguros e Previdência S.A.				-	-	769,655
Webmotors S.A.				-	11,112	-
Santander Brasil Gestão de Recursos Ltda				-	-	169
BW Guirapá				-	-	487,386
Loans and other values with credit institutions (1)				17,210	971,394	-
Banco Santander Spain				17,210	-	-
Banco RCI Brasil S.A.(Atual Denominação Social da RCI Brasil Leasing) (7)				-	971,394	-
Other Assets				189,882	1,118	-
Banco Santander Spain				189,882	-	-
Banco RCI Brasil S.A.(Atual Denominação Social da RCI Brasil Leasing) (7)				-	1,118	-

Liabilities				(8,666,545)	(288,111)	(1,405,127)
Deposits from credit institutions				(150,505)	(67,351)	(992,178)
Banco Santander Spain (4)				(150,505)	-	-
Santander Brasil Asset				-	-	(13,592)
Real Fundo de Investimento Multimercado Santillana Credito Privado				-	-	(960,295)
Banco Santander, S.A. – Uruguay				-	-	(17,943)
Banco RCI Brasil S.A.(Atual Denominação Social da RCI Brasil Leasing) (7)				-	(67,351)	-
Others				-	-	(348)
Customer deposits				-	(220,760)	(378,463)
ISBAN Brasil S.A.				-	-	(32,953)
Santander Securities				-	-	(26,071)
Produban Serviços de Informática S.A.				-	-	(3,646)
Zurich Santander Brasil Seguros e Previdência S.A.				-	-	(101,308)
Santander Brasil Gestão de Recursos Ltda				-	-	(83,764)
Santander Securities Services Brasil DTVM S.A				-	-	(106,586)
Webmotors S.A.				-	(220,760)	-
Other				-	-	(24,135)
Debt Instruments Eligible for Capital				(8,516,040)	-	-
Banco Santander Espanha (2) (6)				(8,516,040)	-	-
Other Liabilities				-	-	(34,486)
Santander Brasil Asset				-	-	(69)
ISBAN Brasil S.A.				-	-	(492)
Produban Serviços de Informática S.A. (Produban Espanha)				-	-	(6,981)
Produban Serviços de Informática S.A.				-	-	(15,474)
Ingeniería de Software Bancario, S.L.				-	-	(7,412)
Others				-	-	(4,058)

Thousands of Real	12/31/2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	23,245,276	954,190	805,572
Financial assets for trading - Derivatives net	(265,491)	-	(536,215)
Banco Santander Spain	(265,491)	-	-
Abbey National Treasury Services Plc	-	-	(156,976)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(379,239)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	23,248,821	-	136,634
Banco Santander Spain (3) (5)	23,248,821	-	-
Banco Santander Totta, S.A.	-	-	1,303
Abbey National Treasury Services Plc	-	-	135,165
Bank Zachodni	-	-	101
Banco Santander, S.A. – México	-	-	65
Loans and other values with customers	-	11,112	1,205,153
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	753,581
Webmotors S.A.	-	11,112	-
Santander Brasil Gestão de Recursos Ltda	-	-	186
BW Guirapá	-	-	451,386
Loans and other values with credit institutions (1)	26,414	940,236	-
Banco Santander Spain	26,414	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	939,861	-
Companhia de Arrendamento Mercantil RCI Brasil	-	375	-
Other Assets	235,532	2,842	-
Banco Santander Spain	235,532	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	2,276	-
Companhia de Arrendamento Mercantil RCI Brasil	-	566	-

Liabilities	(12,155,786)	(255,330)	(937,572)
Deposits of Brazil Central Bank and deposits of credit institutions	(219,037)	(37,796)	(650,620)
Banco Santander Spain (4)	(219,037)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(31,656)	-
Santander Brasil Asset	-	-	(12,360)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(616,399)
Banco Santander, S.A. – Uruguay	-	-	(20,533)
Companhia de Arrendamento Mercantil RCI Brasil	-	(6,140)	-
Others	-	-	(1,328)
Marketable debt securities	(12,416)	-	-
Banco Santander Spain	(12,416)	-	-
Customer deposits	-	(217,534)	(285,870)
ISBAN Brasil S.A.	-	-	(43,842)
Santander Securities	-	-	(679)
Produban Serviços de Informática S.A.	-	-	(29,993)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(109,506)
Santander Brasil Gestão de Recursos Ltda	-	-	(72,182)
Webmotors S.A.	-	(217,534)	-
Other	-	-	(29,668)
Other Liabilities - Dividends and Interest on Capital Payable	(2,488,510)	-	(705)
Banco Santander, S.A. – Espanha	(385,067)	-	-
Grupo Empresarial Santander, S.L. (1)	(788,119)	-	-
Santander Insurance Holding, S.L.	(1,398)	-	-
Sterrebeeck B.V. (1)	(1,313,926)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(705)
Other Liabilities	-	-	(377)
Santander Brasil Asset	-	-	(68)
ISBAN Brasil S.A.	-	-	(309)
Other - Debt Instruments Eligible for Capital	(9,435,823)	-	-
Banco Santander Espanha (2) (6)	(9,435,823)	-	-

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) On March 31, 2016, includes to the cash of R$393,831 (12/31/2015 - R$1,866,683).

(4) On March 31, 2016, refers to raising funds through operations transfers abroad amounting R$150,505 (12/31/2015 - R$219,037), with maturity until October, 2018 and interest between 0.56% and 14.03%p.a..

(5) On March 31, 2016, includes to investments in foreign currency (applications overnight): maturing on April 01, 2016 the amount of R$16,733,467 (12/31/2015 - R$20,699,539) and up to interest 0.17 % a.a., held at Santander Estabelecimento Financeiro de Crédito, Banco Santander Brasil and its Agency Grand Cayman.

(6) Refers to the share acquired by the controller with the PR Optimization Plan held in the first half of 2014.
(7) In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by RCI Brasil Leasing, leading the company Banco RCI Brasil.

Thousands of Real	1/01 to 3/31/2016
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(103,850)	28,283	167,316
Interest and similar income - Loans and amounts due from credit institutions	10,536	33,047	106
Banco Santander Spain	10,536	-	-
Abbey National Treasury Services Plc	-	-	106
Banco RCI Brasil S.A.(Atual Denominação Social da RCI Brasil Leasing) (6)	-	33,047	-
Interest expense and similar charges - Customer deposits	-	(6,954)	(10,062)
ISBAN Brasil S.A.	-	-	(987)
Santander Brasil Gestão de Recursos Ltda	-	-	(3,108)
Santander Securities Services DVTM. S.A.	-	-	(4,714)
Webmotors S.A.	-	(6,954)	-
Santander Securities	-	-	(628)
Produban Serviços de Informática S.A.	-	-	(528)
Others	-	-	(97)
Interest expense and similar charges - Deposits from credit institutions	(125)	(3,125)	(30,315)
Banco Santander Spain	(125)	-	-
Banco RCI Brasil S.A.(Atual Denominação Social da RCI Brasil Leasing) (6)	-	(3,125)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(29,875)
Santander Asset Management, S.A. SGIIC.	-	-	(440)
Fee and commission income (expense)	619	5,315	469,415
Banco Santander Spain	619	-	-
Banco RCI Brasil S.A.(Atual Denominação Social da RCI Brasil Leasing) (6)	-	5,074	-
Banco Santander International	-	-	8,938
Santander Brasil Gestão de Recursos Ltda	-	-	541
Webmotors S.A.	-	241	-
Zurich Santander Brasil Seguros S.A.	-	-	76,431
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	381,997
Other	-	-	1,508
Debt Instruments Eligible to Compose Capital	(107,966)	-	-
Banco Santander Spain (2) (8)	(107,966)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(6,914)	-	2,384
Banco Santander Spain	(6,914)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(18,406)
Abbey National Treasury Services Plc	-	-	14,927
Other	-	-	5,863
Administrative expenses and amortization	-	-	(259,442)
ISBAN Brasil S.A.	-	-	(107,806)
Produban Serviços de Informática S.A.	-	-	(59,870)
ISBAN Chile S.A.	-	-	(28)
Aquanima Brasil Ltda.	-	-	(6,019)
TECBAN - Tecnologia Bancaria Brasil	-	-	(51,072)
Produban Servicios Informaticos Generales, S.L.	-	-	(8,345)
Santander Securities Services DVTM. S.A.	-	-	(8,149)
Ingeniería de Software Bancario, S.L.	-	-	(16,728)
Other	-	-	(1,425)
Other Administrative expenses - Donation	-	-	(4,770)
Santander Cultural	-	-	(670)
Fundacao Santander	-	-	(1,000)
Fundação Sudameris	-	-	(3,100)

Thousands of Real	1/01 to 3/31/2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(405,397)	40,826	131,588
Interest and similar income - Loans and amounts due from credit institutions	3,049	41,409	7
Banco Santander Spain	3,049	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	41,409	-
Abbey National Treasury Services Plc	-	-	7
Interest expense and similar charges - Customer deposits	-	(5,562)	(31,721)
ISBAN Brasil S.A.	-	-	(1,590)
Santander Securities	-	-	(24,185)
Santander Brasil Gestão de Recursos Ltda	-	-	(3,498)
Webmotors S.A.	-	(5,562)	-
Produban Serviços de Informática S.A.	-	-	(864)
Other	-	-	(1,584)
Interest expense and similar charges - Deposits from credit institutions	(42)	(32)	(23,846)
Banco Santander Spain	(42)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(32)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(23,358)
Santander Asset Management, S.A. SGIIC.	-	-	(488)
Fee and commission income (expense)	(10,468)	5,011	454,731
Banco Santander Spain	(10,468)	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	1,386	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	3,446	-
Santander Brasil Gestão de Recursos Ltda	-	-	561
Webmotors S.A.	-	179	-
Zurich Santander Brasil Seguros S.A.	-	-	89,708
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	363,467
Other	-	-	995
Debt Instruments Eligible to Compose Capital	(94,566)	-	-
Banco Santander – Spain	(94,566)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(303,370)	-	(71,466)
Banco Santander Spain	(303,370)	-	-
Santander Benelux, S.A., N.V.	-	-	34,586
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(43,043)
Abbey National Treasury Services Plc	-	-	(66,331)
Other	-	-	3,322
Administrative expenses and amortization	-	-	(220,591)
ISBAN Brasil S.A.	-	-	(94,134)
Produban Serviços de Informática S.A.	-	-	(50,818)
ISBAN Chile S.A.	-	-	(224)
Aquanima Brasil Ltda.	-	-	(5,644)
TECBAN - Tecnologia Bancaria Brasil	-	-	(40,497)
Produban Servicios Informaticos Generales, S.L.	-	-	(4,853)
Konecta Brazil Outsourcing Ltda	-	-	(9,035)
Ingeniería de Software Bancario, S.L.	-	-	(14,200)
Others	-	-	(1,186)
Other Administrative expenses - Donation	-	-	(9,930)
Santander Cultural	-	-	(2,760)
Fundação Santander	-	-	(1,170)
Instituto Escola Brasil	-	-	-
Fundação Sudameris	-	-	(6,000)
Income on disposal of non-current assets held for sale not classified as discontinued operations	-	-	34,404
Capital Riesgo Global (3)	-	-	34,404
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) Refers to gain on sale of MS Participações.
(4) Refers to gain on sale of Santander Brasil Asset Management.
(5) Refers to gain on sale of Santander Securities Services Brasil DTVM (Note 3.c)
(6) In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by RCI Brasil Leasing, leading the company Banco RCI Brasil.

16. Other disclosures

a) Transactions and significative events

a.1) Hedge of foreign investments

The Bank operate a branch in the Cayman Islands and Santander Brasil EFC which used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us, which are extended to our customers for working capital and trade-related financings.

The functional currency of Santander EFC is the euro, so the exchange rate differences generated for converting that investment to the real are recorded in "Other comprehensive income". In the case of the Cayman branch, its functional currency is the real. Thus, the foreign exchange differences of operations that are carried out in US dollars are recorded as a result.To hedge exposure to foreign exchange variations, the Bank uses derivative. According to Brazilian tax rules, gains or losses resulting from the impact of the appreciation or depreciation of the real on foreign investment are not taxable for PIS purposes/COFINS/IR/CSLL, while gains or losses from derivatives used as hedges are taxable.The purpose of these derivatives is to protect the net result after tax. Whereas the effect of exchange rate changes are not taxable, and the effect of changes in these derivatives suffer taxation, the notional of the derivative contracts is greater than the amount of net assets protected.

In the case of Santander EFC, the Bank uses hedge accounting (Net Investment Hedge). Changes in the value of derivatives, as well as related tax effect, are recorded in other comprehensive income, offsetting the exchange differences produced by the conversion of the investment for real when the hedges are effective.

In the case of the Cayman Islands branch, the Bank does not use hedge accounting. Exchange differences of operations in dollars and the effects of derivatives used for economic protection (futures contracts) are recorded in income. The different tax treatment of such exchange differences result in volatility in Income (Loss) Operating Before Tax and Tax on income account. Exchange rate variations recorded in results from operations in dollars in the Cayman branch in the trhee months ended March 31, 2016, resulted in a loss of R$3,633 million. On the other hand, contracts for derivatives contracted to cover these positions generated a gains in earnings account (losses) on financial assets and liabilities of R$6,928 million. The tax effect of these derivatives impacted the line Income taxes, generating a tax loss of R$3,295 million consisting of R$322 million PIS/COFINS and R$2,973 million IR and CSLL.

a.2) Transfer between categories

In the first quarter of 2016, due to the Banco Santander's strategy change, meeting the required in IAS 39, were reclassified from Available Financial Assets for sale - Debt instruments to Loans and Receivables - Debt Instruments the total amount of R$4,562,869.

a.3) Income Taxes

The expense of “income taxes” ccorresponds to the application of the statutory rate on net income, after adjustments determined by tax legislation. In addition to this, in the quarter ended 03/31/2016, were calculated, mainly, the following adjustments in tax expense: (a) expense of PIS/COFINS in the amount of R$882,690; (b) income of IRPJ and CSLL on the tax amortization of goodwill arising from acquisition of Banco ABN Amro Real S.A. in the amount of R$180,090; expense of IRPJ and CSLL on the permanent addition of exchange variation of subsidiary abroad in the amount of R$1,740,862, and (d) income of IRPJ and CSLL on Temporary Differences and Fiscal Loss from Previous Exercises in the amount of R$463,132.

b) Derivative Financial Instruments

b.1) Derivatives Recorded in Memorandum and Balance Sheets

Summary of Trading Derivative portfolio and Used as Hedge portfolio

Assets	3/31/2016	12/31/2015
Swap Differentials Receivable (1)	12,584,565	22,312,106
Option Premiums to Exercise	477,856	895,684
Forward Contracts and Other	4,232,040	3,042,572
Total	17,294,461	26,250,362

Liabilities
Swap Differentials Payable (1)	10,974,589	20,154,760
Option Premiums Launched	527,412	827,757
Forward Contracts and Other	3,502,345	3,734,442
Total	15,004,346	24,716,959
(1) Includes swaption and embedded derivatives.

Summary by Category

Trading	3/31/2016			12/31/2015
	Notional	Cost	Market	Notional	Cost	Fair Value
Swap	456,570,724	27,731,518	1,952,143	611,162,351	19,769,817	3,221,966
Asset	235,218,242	13,865,759	26,548,046	315,466,085	37,830,618	38,512,406
CDI (Interbank Deposit Rates)	47,027,337	18,544,137	20,390,727	38,808,344	6,807,759	9,081,792
Fixed Interest Rate - Real	155,524,352	(12,225,619)	-	200,528,046	-	-
Indexed to Price and Interest Rates	13,296,234	6,536,031	4,982,338	15,491,509	8,561,406	6,421,310
Indexed to Foreign Currency	19,367,713	1,008,838	1,174,981	60,626,540	22,449,809	23,009,304
Other	2,606	2,372	-	11,646	11,644	-
Liabilities	221,352,482	13,865,759	(24,595,903)	295,696,266	(18,060,801)	(35,290,440)
CDI (Interbank Deposit Rates)	28,483,200	18,544,137	-	32,000,584	-	-
Fixed Interest Rate - Real	167,749,971	(12,225,619)	(24,574,191)	218,588,847	(18,060,801)	(35,280,694)
Indexed to Price and Interest Rates	6,760,202	6,536,031	-	6,930,103	-	-
Indexed to Foreign Currency	18,358,875	1,008,838	-	38,176,732	-	(9,746)
Other	234	2,372	(21,712)	-	-	-
Options	124,876,783	(49,966)	(49,556)	91,877,351	(62,344)	67,927
Purchased Position	67,636,450	345,106	477,856	46,024,648	329,328	895,684
Call Option - US Dollar	4,335,516	154,370	192,682	5,018,652	225,226	665,655
Put Option - US Dollar	2,395,603	70,702	108,328	2,735,625	58,884	31,520
Call Option - Other	18,625,147	80,050	102,403	14,106,701	3,089	113,809
Interbank Market	17,321,103	3,892	860	13,114,822	3,089	93,435
Other (1)	1,304,044	76,158	101,543	991,879	-	20,374
Put Option - Other	42,280,184	39,984	74,443	24,163,670	42,129	84,700
Interbank Market	41,287,014	28,514	51,636	23,350,994	27,761	4,558
Other (1)	993,170	11,470	22,807	812,676	14,368	80,142
Sold Position	57,240,333	(395,072)	(527,412)	45,852,703	(391,672)	(827,757)
Call Option - US Dollar	2,822,936	(120,360)	(226,695)	3,331,244	(184,272)	(596,729)
Put Option - US Dollar	3,568,026	(135,065)	(177,008)	4,402,202	(125,171)	(73,815)
Call Option - Other	12,026,634	(71,111)	(59,603)	14,567,407	(43,313)	(122,683)
Interbank Market	10,787,108	(13,961)	(29,493)	13,730,262	(21,931)	(112,707)
Other (1)	1,239,526	(57,150)	(30,110)	837,145	(21,382)	(9,976)
Put Option - Other	38,822,737	(68,536)	(64,106)	23,551,850	(38,916)	(34,530)
Interbank Market	37,926,473	(39,085)	(22,502)	23,218,228	(26,314)	(1,615)
Other (1)	896,264	(29,451)	(41,604)	333,622	(12,602)	(32,915)

Trading	3/31/2016			12/31/2015
	Notional	Cost	Market	Notional	Cost	Fair Value
Futures Contracts	153,592,599	-	-	184,191,204	-	-
Purchased Position	33,434,459	-	-	41,186,341	-	-
Exchange Coupon (DDI)	6,663,223	-	-	4,274,352	-	-
Interest Rates (DI1 and DIA)	19,471,173	-	-	22,760,484	-	-
Foreign Currency	6,073,080	-	-	11,710,934	-	-
Indexes (2)	538,340	-	-	577,149	-	-
Treasury Bonds/Notes	688,643	-	-	-	-	-
Other	-	-	-	1,863,422	-	-
Sold Position	120,158,140	-	-	143,004,863	-	-
Exchange Coupon (DDI)	72,546,705	-	-	58,499,504	-	-
Interest Rates (DI1 and DIA)	34,806,128	-	-	20,836,314	-	-
Foreign Currency	11,149,763	-	-	35,463,589	-	-
Indexes (2)	1,198,247	-	-	500,993	-	-
Treasury Bonds/Notes	457,297	-	-	49,163	-	-
Other	-	-	-	27,655,300	-	-
Forward Contracts and Other	52,006,614	1,038,924	729,695	51,051,014	1,032,738	(691,870)
Purchased Commitment	22,169,801	341,706	684,834	21,570,405	3,251,537	3,028,038
Currencies	21,590,175	341,634	685,545	21,570,405	2,914,197	2,690,632
Other	579,626	72	(711)	-	337,340	337,406
Sell Commitment	29,836,813	697,218	44,861	29,480,609	(2,218,799)	(3,719,908)
Currencies	29,015,165	730,157	1,264	29,140,219	(1,895,005)	(3,382,384)
Other	821,648	(32,939)	43,597	340,390	(323,794)	(337,524)
(1) Includes stock options, indices and commodities.
(2) Includes Bovespa index and S&P.

b.2) Derivatives Financial Instruments by Counterparty

Notional		3/31/2016				12/31/2015
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		88,663,031	90,336,017	56,219,194	235,218,242	315,466,085
Options		4,328,186	2,276,627	118,271,970	124,876,783	91,877,351
Futures Contracts		-	-	153,592,599	153,592,599	184,191,204
Forward Contracts and Other		32,679,375	14,021,047	5,306,192	52,006,614	51,051,014
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

b.3) Derivatives Financial Instruments by Maturity

Notional					3/31/2016	12/31/2015
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		9,772,278	31,676,790	193,769,174	235,218,242	315,466,085
Options		28,993,306	93,992,331	1,891,146	124,876,783	91,877,351
Futures Contracts		55,397,007	69,117,296	29,078,296	153,592,599	184,191,204
Forward Contracts and Other		26,459,220	20,314,403	5,232,991	52,006,614	51,051,014

b.4) Derivatives by Market Trading

Notional					3/31/2016	12/31/2015
		Stock Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		117,721,850	116,557,138	939,254	235,218,242	315,466,085
Options		120,134,742	4,342,041	400,000	124,876,783	91,877,351
Futures Contracts		153,592,599	-	-	153,592,599	184,191,204
Forward Contracts and Other		-	38,965,900	13,040,714	52,006,614	51,051,014
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

b.5) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Market Risk Hedge

Thousands of Real	3/31/2016			12/31/2015
		Adjustment			Adjustment
	Cost	to Market	Fair Value	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	(283,119)	(81,253)	(364,372)	153,812	(66,990)	86,822
Asset	5,976,340	40,718	6,017,058	7,072,924	57,829	7,130,753
CDI (Interbank Deposit Rates) (1) (2) (5)	1,622,075	559	1,622,634	1,778,699	4,376	1,783,075
Fixed Interest Rate - Real (2)	299,174	(10)	299,164	3,522,475	27,184	3,549,659
Indexed to Foreign Currency - Fixed Interest - US Dollar (5)	89,510	217	89,727	93,682	790	94,472
Indexed to Foreign Currency - USD/BRL - Dollar (5)	3,562,417	11,071	3,573,488	675,929	(10,904)	665,025
Indexed to Foreign Currency - LIBOR - US Dollar (2) (4) (5)	12,606	241	12,847	610,661	1,962	612,623
Indexed to Foreign Currency - Euro (5)	320,899	28,423	349,322	355,809	34,347	390,156
Indexed to Foreign Currency - YEN (3)	69,659	217	69,876	35,669	74	35,743
Liabilities	(6,259,459)	(121,971)	(6,381,430)	(6,919,112)	(124,819)	(7,043,931)
Indexed to Foreign Currency - US Dollar (1) (5)	(1,208,463)	(56,173)	(1,264,636)	(1,026,611)	(55,892)	(1,082,503)
Indexed to Price Indexes and Interest (2)	(611,024)	(20,589)	(631,613)	(800,174)	(30,982)	(831,156)
CDI (Interbank Deposit Rates) (3) (4)	(3,443,944)	(16,448)	(3,460,392)	(3,267,140)	(12,298)	(3,279,438)
Indexed to Foreign Currency - LIBOR - US Dollar (4)	(75,785)	(309)	(76,094)	(41,452)	(61)	(41,513)
Fixed Interest Rate - Real (5)	(920,243)	(28,452)	(948,695)	(1,783,735)	(25,586)	(1,809,321)
Object of Hedge
Assets	2,565,549	110,253	2,675,802	2,993,780	110,003	2,722,142
Loans and Receivables	1,926,833	89,696	2,016,529	2,124,623	94,104	2,218,727
Indexed to Foreign Currency - US Dollar	1,127,139	40,484	1,167,623	1,253,035	42,348	1,295,383
Indexed of Prices and Interest	794,733	49,303	844,036	863,781	52,984	916,765
Fixed Interest Rate - Real	4,961	(91)	4,870	7,807	(1,228)	6,579
Debt instruments	638,716	20,557	659,273	869,157	15,899	503,415
CDI (InterBank Deposit Rates)	405,035	10,334	415,369	492,837	10,578	503,415
Fixed Interest Rate - Real	233,681	10,223	243,904	376,320	5,321	381,641
Liabilities	(3,537,343)	17,139	(3,520,204)	(3,512,568)	(8,383)	(3,520,951)
Foreign Borrowings	(3,572,030)	17,139	(3,554,891)	(3,476,825)	(8,342)	(3,485,167)
Indexed to Foreign Currency - US Dollar	(3,572,030)	17,139	(3,554,891)	(3,476,825)	(8,342)	(3,485,167)
Marketable debt securities	34,687	-	34,687	(35,743)	(41)	(35,784)
Eurobonds	34,687	-	34,687	(35,743)	(41)	(35,784)

(1) Instruments where the hedge item are loan operations indexed in foreign currency - US Dollar with fair value R$1,167,623 (12/31/2015 - R$1,295,383) and securities shown by debentures with fair value R$54,638 (12/31/2015 - R$59,615).

(2) Instruments where the hedge item are loan operations indexed in foreign price index and interest amounting to R$844,036 (12/31/2015 - R$916,765) and Instruments where hedge object are securities shown by debentures with fair value R$360,731 (12/31/2015 - R$443,800).

(3) Instruments where hedge objects are obligations for securities abroad - eurobonds with fair value R$34,551 (12/31/2015 - R$35,784)
(4) Instruments where hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$4,870 (12/31/2015 - R$6,579).

(5) Instruments where hedge objects are foreign borowings indexed in foreign currency - Dollar with a market value of R$3,554,891 (12/31/2015 - R$3,485,167) and liabilities market instruments where hedge objectsare securities represented by promissory notes indexed to rates interest pre - with real value of R$243,904 (12/31/2015 - R$381,641).

Cash Flow Hedge

Thousands of Real	3/31/2016
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	27.164	(4.959)	22.205
Asset	4.504.376	172.392	4.676.767
Indexed to Foreign Currency - Swiss Franc (1)	1.153.312	733	1.154.044
Indexed to Pre Interest Rate - Chilean Peso (2)	281.561	212	281.773
Indexed to Foreign Currency - Fixed Dollar (4) (5) (7)	2.703.279	147.395	2.850.674
Indexed to Foreign Currency - Euro (5)	366.224	24.052	390.276
Liabilities	(4.477.212)	(177.351)	(4.654.562)
Indexed to Foreign Currency - Fixed Dollar (1) (2) (3)	(1.492.794)	(868)	(1.493.662)
Indexed to Pre Interest Rate - Real (5)	(135.238)	(639)	(135.877)
Indexed to Pre Interest Rate - Euro (4)	(1.644.824)	(142.386)	(1.787.209)
Deposit Certificate Interbank - CDI (7)	(757.042)	(5.452)	(762.494)
Indexed to Foreign Currency - Fixed Dollar (6)	(411.202)	(27.092)	(438.294)
Indexed to Foreign Currency - Real (6)	(36.112)	(914)	(37.026)

Thousands of Real	12/31/2015
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(1.115.950)	(35.492)	(1.151.442)
Asset	7.779.307	151.793	7.931.100
Indexed to Foreign Currency - Swiss Franc (1)	1.237.987	6.998	1.244.985
Indexed to Foreign Currency - Chilean Peso (2)	301.285	1.622	302.907
Indexed in Real (4)	3.746.785	(13.690)	3.733.095
Indexed to Foreign Currency - Fixed Dollar (5) (6)	2.042.940	127.632	2.170.572
Indexed to Foreign Currency - Euro (6)	450.310	29.231	479.541
Liabilities	(8.895.257)	(187.285)	(9.082.542)
Indexed to Foreign Currency - Fixed Dollar (1) (2) (3)	(6.580.306)	(17.767)	(6.598.073)
Indexed to Pre Interest Rate - Real (5)	(22.855)	-	(22.855)
Indexed to Foreign Currency - Fixed Euro (5)	(1.718.446)	(133.376)	(1.851.822)
Indexed to Foreign Currency - Dollar (6)	(509.960)	(34.379)	(544.339)
Indexed to Foreign Currency - Real (6)	(63.690)	(1.763)	(65.453)

Thousands of Real
		3/31/2016	12/31/2015
		Reference value	Reference value
Hedge Instruments
Swap Contracts		47.857.367	72.798.063
Foreign Currency - Dollar (6)		47.857.367	72.798.063

Thousands of Real
		3/31/2016	12/31/2015
Hedge Object - Cost
Assets		33.268.906	37.251.860
Lending Operations - Financing and Export Credit and Imports (6)		31.221.030	35.743.885
Loans and Receivables		595.721	641.421
Available-for-Sale Securities - Promissory Notes - NP		619.469	-
Brazilian Foreign Debt Bonds (4)		832.686	866.554
Liabilities		703.664	(1.995.118)
Eurobonds		703.664	(1.995.118)
(1) Operations due April 12, 2016 (12/31/2015 - operations due April 12, 2016), whose object of "hedging" transactions are eurobonds.
(2) Operation due April 13, 2016 (12/31/2015 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.
(3) In Dezember 31, 2015 operations due March 18, 2016, whose object of "hedge" is an operation of eurobonds.

(4) Operation due April 1, 2021 (12/31/2015 - operation due March 18, 2016 and April 1, 2021) which hedge objects its securities operation represented by title Brazilian External Debt Bonds and a credit operation.

(5) Operations maturing between August, 2016 and June, 2021 (12/31/2015 - maturing between August, 2016 and June, 2021), whose objects "hedge"contracts are loans from lending institutions.

(6) Operations maturing between April, 2016 to December, 2025 (12/31/2015 - operation maturing between January, 2016 to December, 2024) and the updated value of the instruments of R$31,188,283 (12/31/2015 - R$35,743,844 ), whose object of "hedge" are the loans - loan agreements and credit export and import.

(7) Operations maturing between August 3, 2016 and March 17, 2017, whose objects "hedge" ist securities operation by title Promissory Notes - NP.

In Consolidated, between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge Bank deposit certificates (CDB). In October, 2014 this structure was discontinued. The effect of marking to market the future contracts net of tax effects that will be recognized in income and is posted in equity corresponds to a credit of R$904 which will be amortized over the contract terms.

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$19,005 (2015 - corresponds to a debit in the amount of R$345,373), and is recorded in stockholders' equity, net of tax effects.

Investment Hedge

On March 31, 2016, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$3,097,888 (31/12/2015 - R$3.235.019), maturing between December, 2016 to March, 2017 and the effect of R$152.434 (31/12/2015 - R$98.944), of exchange rate changes recorded in equity, net of taxes.

b.6) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and other are composed of government securities.

			3/31/2016	12/31/2015

Financial Treasury Bill - LFT			116,168	330,605
National Treasury Bill - LTN			7,506,814	8,757,097
National Treasury Notes - NTN			812,508	757,969
Total			8,435,490	9,845,671

c) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at March 31, 2016.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(7,012)	(262,665)	(525,330)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(4,924)	(80,559)	(161,119)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(330)	(5,339)	(10,678)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(24)	(10,932)	(21,865)
Foreign currency	Exposures subject to foreign exchange	(4,183)	(104,587)	(209,175)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(2,174)	(20,208)	(40,417)
Inflation	Exposures subject to change in coupon rates of price indexes	(9,182)	(159,242)	(318,484)
Shares and Indexes	Exposures subject to change in shares price	(472)	(11,799)	(23,598)
Other	Exposures not meeting the previous settings	(15,124)	(605)	(1,210)
Total (1)		(43,425)	(655,936)	(1,311,876)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(104,547)	(3,182,169)	(6,018,054)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in tax of TR in TJLP	(14,952)	(444,283)	(775,898)
Inflation	Exposures subject to change in coupon rates of price indexes	(1,025)	(15,487)	(29,159)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(493)	(59,559)	(103,692)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(13,389)	(110,166)	(222,843)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(5,903)	(154,249)	(287,681)
Foreign currency	Exposures subject to foreign exchange	(1,091)	(27,266)	(54,532)
Total (1)		(141,400)	(3,993,179)	(7,491,859)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

d) Off-balance-sheet funds under management

Banco Santander has under its management investment funds for which we do not hold any substantial participation interests and we do not act as principal over the funds, and therefore no ownership in such funds.Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreoever, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal (Note 2.w).

The detail of off-balance-sheets funds managed by the Bank is as follows:

				3/31/2016	12/31/2015
Funds under management				2.417.815	2.542.286
Total				2.417.815	2.542.286

e) Third-party securities held in custody

As of March 31, 2016 and December 31, 2015, the Bank held in custody marketable debt securities and equity instruments totaling R$37,868,097 and R$38,412,152, respectively entrusted to it by third parties.

f) Fair value of financial assets and liabilities not measured at fair value

i) Financial assets at a value other than fair value

Following is a comparison of the carrying amounts of financial assets of the Bank measured to a value other than fair value and their respective fair values at March 31, 2016 and December 31, 2015:

Thousands of Real					3/31/2016
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market - Brazilian Central Bank	30.869.490	30.869.780	-	30.869.780	-
Held to maturity investments	9.244.573	8.908.408	5.581.760	3.326.648	-
Loans and Receivables:
Loans and amounts due from credit institutions	37.934.814	37.904.347	-	37.904.347	-
Loans and advances to customers	238.741.201	238.374.838	-	-	238.374.838
Loans and receivables - Debt instruments	15.198.817	14.869.838	-	14.869.838	-
Total	331.988.895	330.927.211	5.581.760	86.970.613	238.374.838

Thousands of Real					12/31/2015
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market - Brazilian Central Bank	31.316.917	31.310.136	-	31.310.136	-
Held to maturity investments	10.097.836	9.257.519	5.698.211	3.559.308	-
Loans and Receivables:
Loans and amounts due from credit institutions	42.422.638	42.381.130	-	42.381.130	-
Loans and advances to customers	252.033.449	251.319.173	-	-	251.319.173
Loans and receivables - Debt instruments	11.812.701	11.457.378	-	11.457.378	-
Total	347.683.541	345.725.336	5.698.211	88.707.952	251.319.173

ii) Financial liabilities measured at a value other than fair value

Following is a comparison of the carrying amounts of financial liabilities of the Bank measured to a value other than fair value and their respective fair values at March 31, 2016 and December 31, 2015:

Thousands of Real				3/31/2016

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial liabilities at amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	70.889.930	70.912.469	-	-	70.912.469
Customer deposits (*)	229.833.461	230.016.079	-	-	230.016.079
Marketable debt securities	91.534.940	92.563.815	-	92.563.815	-
Subordinated Debt	8.378.537	8.410.844	-	8.410.844	-
Debt instruments Eligible Capital	8.998.253	8.998.253	-	8.998.253	-
Other financial liabilities	23.463.259	22.206.259	-	-	22.206.259
Total	433.098.380	433.107.719	-	109.972.912	323.134.807

Thousands of Real				12/31/2015

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	69.306.902	69.307.617	-	-	69.307.617
Customer deposits (*)	227.462.949	227.422.985	-	-	227.422.985
Marketable debt securities	94.658.300	95.486.114	-	13.712.057	81.774.057
Subordinated Debt	8.097.304	8.142.296	-	-	8.142.296
Debt instruments Eligible Capital	9.959.037	9.959.037	-	9.959.037	-
Other financial liabilities	32.072.645	30.815.646	-	-	30.815.646
Total	441.557.137	441.133.695	-	23.671.094	417.462.601

 (1) Banco Santander conducted a study where the methods were reevaluated by products, which resulted in the reclassification of some financial instruments: Deposits from Brazilian Central Bank and deposits from credit institutions – R$69.3 million, Marketable debt securities R$81.8 million and Subordinated Debts R$8.1 million from level II to level III, respectively. In addition, Banco Santander believes that the fair value of cash and demand deposits is considered to be equal to their book values.

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Open Market - Brazilian Central Bank - The carrying amount is approximated to the fair value.

- Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

- Deposits from Bacen and credit institutions and Customer deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 1.j.

g) Statements of value added

The following Statements of value added is not required under IAS 34 but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IAS 34.

	1/01 to 3/31/2016		1/01 to 3/31/2015
Interest and similar income	18,868,432		16,051,887
Fee and commission income (net)	2,407,044		2,254,773
Impairment losses on financial assets (net)	(2,757,652)		(2,634,121)
Other income and expense	236,514		(1,185,506)
Interest expense and similar charges	(11,272,589)		(8,815,328)
Third-party input	(1,445,812)		(1,395,245)
Materials, energy and other	(139,961)		(139,502)
Third-party services	(1,109,503)		(1,006,842)
Impairment of assets	(40,839)		(6,135)
Other	(155,509)		(242,766)
Gross added value	6,035,937		4,276,460
Retention
Depreciation and amortization	(353,296)		(395,500)
Added value produced	5,682,641		3,880,960
Added value received from transfer
Investments in affiliates and subsidiaries	16,155		32,336
Added value to distribute	5,698,796		3,913,296
Added value distribution
Employee	1,718,447	30.2%	1,570,905	40.1%
Compensation	1,309,345		1,124,998
Benefits	347,612		307,528
Government severance indemnity funds for employees - FGTS	80,301		79,113
Other	(18,811)		59,266
Taxes	1,964,730	34.5%	530,524	13.6%
Federal	1,835,058		417,804
State	235		225
Municipal	129,437		112,495
Compensation of third-party capital - rental	184,942	3.2%	174,583	4.5%
Remuneration of interest on capital	1,830,677	32.1%	1,637,284	41.8%
Dividends and interest on capital	-		150,000
Profit Reinvestment	1,804,663		1,462,888
Profit (loss) attributable to non-controlling interests	26,014		24,396
Total	5,698,796	100.0%	3,913,296	100.0%

BANCO SANTANDER (BRASIL) S.A.
PERFORMANCE REVIEW

Dear Stockholders:

We present the Performance Review to the consolidated financial statements of Banco Santander (Brasil) S.A. for the exercise ended March 31, 2016, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

1) Macroeconomic Environment

In the first quarter of 2016, when compared with the last three months of 2015, there was an appreciation of the real against the dollar, that the real is currently fluctuating near BRL3.60/USD. Despite this movement, the economy is still in sharp contraction and should not show significant improvement until the end of the year, imposing a challenging economic context for banking activity in Brazil. The labor market, as a result, continues in process of deterioration and precarization, which can be verified by the rapid rise of the unemployment rate. The aforementioned economic shrinkage has not been smoothed by fiscal and monetary policies in the beginning of the year. Public accounts have been suffering the effects of lower tax revenues due to economic recession, so the adjustment measures adopted so far shall not be reversed in the short term. Meanwhile, the Central Bank is likely to have little room to stimulate the economy with monetary policy – the interest rate is flat at 14.25% – since the inflation measured by the 12-month IPCA (Brazilian Consumer Price Index) is still high.

In this environment, the loan portfolio grew 5.3% in February 2016 compared to the same month last year, representing a significant slowdown compared to the growth rate of 6.7% observed in December 2015. This trend can be observed in both earmarked credit, whose growth fell to 8.2% a year, and non-earmarked credit, which increased only 2.6% between February 2015 and February 2016. The portfolio of public banks is also growing at a slower pace compared to the past, but still growing substantially more than the one of private banks (9.3% in twelve months, whereas private banks expanded by only 0.5%). Conservatism in the concession bid by banks, caution in the credit taken by consumers and high interest rates are factors that should keep this credit downtrend over the upcoming months.

2) Performance

2.1) Net Income

INCOME STATEMENTS (R$Millions)	3M16	3M15	changes annual %	4Q15	changes in period %
INTEREST NET INCOME (b)	7,596	7,237	5	6,934	-99.93
Income from equity instruments	4	7	(43)	47	-191.19
Income from companies accounted for by the equity method	16	32	(50)	34	-247.06
Fee and commission net	2,407	2,254	7	2,532	-99.73
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net) (a) (c)	3,829	-4,698	(182)	1,618	-111.22
Other operating income (expense)	(88)	-89	(1)	(153)	-99.27
TOTAL INCOME	13,764	4,743	190	11,012	-98.27
Administrative expenses	(3,562)	-3,409	4	(3,989)	-100.11
Depreciation and amortization	(353)	-396	(11)	(323)	-96.64
Provisions (net)	(799)	-584	37	(819)	-104.50
Impairment losses on financial assets and other assets (net) (c)	(2,798)	-2,640	6	(4,344)	-100.14
Gains (losses) on disposal of assets not classified as non-current assets held for sale (d)	2	2	-	-	-
Gains (losses) on non-current assets held for sale not classified as discontinued operations	6	63	(90)	(24)	276.98
OPERATING PROFIT BEFORE TAX	6,260	-2,221	(382)	1,513	-125.24
Income taxes (a) (b)	(4,429)	3,858	(215)	35	-713.72
CONSOLIDATED PROFIT	1,831	1,637	12	1,548	-99.23

The net income of Banco Santander presented in the first quarter 2016, a result of R$1,831 million.

The other administrative expenses totaled R$1,600 million and R$1,610 million on March 31, 2016 and 2015 respectively. The personnel expenses totaled R$1,962 million and R$1,799 million on March 31, 2016 and 2015 respectively. The other administrative expenses reduced 0.6% and the personnel expenses increased 9.1% YoY.

As a result the efficiency ratio, calculated by division of the general expenses amounting R$3,562 million by total revenue amounting R$13,764 million, reached 25.9%.

Analysis of Income by Segment

Banco Santander operates two business segments: Commercial Bank and Global Wholesale Bank. The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

RESULTS BY SEGMENT (R$Millions)		3M16	3M15	% in profit before tax	changes annual %
Commercial Bank (1)		5,047	(2,986)	80.62	269.02
Global Wholesale Banking		1,213	765	19.38	58.56
Profit Before Tax		6,260	(2,221)	100.00	-381.86

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$3,295 million due to the effects of the devaluation of the Real against the US Dollar on March 31, 2016, the Profit before Tax for the Commercial Bank segment was R$1,752 million.

2.2) Assets and Liabilities

BALANCE SHEET (R$Millions)	Mar/16	Mar/15	changes annual %	Dec/15	changes in period %
Cash and Balances with the Brazilian Central Bank	89,932	64,681	39.04	89,143	0.89
Financial Assets held for Trading	58,412	47,593	22.73	50,537	15.58
Other Financial Assets at Fair Value Through Profit or Loss	2,249	2,492	-9.75	2,080	8.13
Available-for-Sale Financial Assets	66,379	80,636	-17.68	68,266	-2.76
Held to maturity investments (1)	9,244	-	0.00	10,098	0.00
Loans and Receivables (1)	291,642	283,593	2.84	306,269	5.25
Hedging Derivatives	438	696	-37.07	1,312	-66.62
Non-Current Assets Held For Sale	1,241	783	58.49	1,237	0.32
Investments in Associates and Joint Ventures	1,077	1,056	1.99	1,061	1.51
Tax Assets	30,841	27,777	11.03	34,770	-11.30
Other Assets	4,446	3,651	21.77	3,802	16.94
Tangible Assets	6,919	6,910	0.13	7,006	-1.24
Intangible Assets	29,932	30,700	-2.50	29,814	0.40
TOTAL ASSETS	592,752	550,568	7.66	605,395	-2.34

Financial Liabilities Held For Trading	36,131	31,289	15.48	42,388	-14.76
Financial Liabilities at Amortized Cost	448,056	407,544	9.94	457,282	-2.35
Hedge Derivatives	780	1,751	-55.45	2,377	-67.19
Provisions	11,630	11,047	5.28	11,410	1.93
Tax Liabilities	6,364	12,896	-50.65	5,253	21.15
Other Liabilities	6,408	6,291	1.86	6,850	-6.45
TOTAL LIABILITIES	509,369	470,818	8.19	525,560	-3.36

Total Equity	83,383	79,750	4.56	79,835	4.44

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	592,752	550,568	7.66	605,395	-2.34

Funding

Total funding (deposits from credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital) reached R$424,592 million at the first quarter of 2016 and R$382,483 at the same period of 2016, an increase of 11.0%.

Transfer between categories (1)

In the first quarter of 2016, due to the Banco Santander's strategy change, meeting the required in IAS 39, were reclassified from Available Financial Assets for sale - Debt instruments to Loans and Receivables - Debt Instruments the total amount of R$4,563.

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$Million)	Mar/16	Mar/15	annual changes %	Dec/15	changes in period %
Loans and amounts due from credit institutions, gross	38,125	37,833	0.77	42,602	-10.51
Impairment losses	(190)	(158)	20.25	(179)	6.15
Loans and amounts due from credit institutions, net	37,935	37,675	0.69	42,423	-10.58

Loans and advances to customers, gross	253,444	259,141	-2.20	267,266	-5.17
Impairment losses	(14,837)	(13,223)	12.21	(15,233)	-2.60
Loans and advances to customers, net	238,607	245,918	-2.97	252,033	-5.33

Debt instruments (gross)	15,100	-	0.00	11,813	0.00

TOTAL LOANS AND RECEIVABLES	291,642	283,593	2.84	306,269	-4.78

Impairment losses

The expenses for impairment losses on loans and receivables, including the total of recovieres, totaled R$2,748 million and R$2,634 million in the period ended on March 31, 2016 and 2015, respectively, increasing 4.3%.

2.4) Stockholders’ Equity

In March 2016, Banco Santander consolidated stockholders’ equity presented an increase of 4.6% YoY and 4.5% in the quarter.

The variance of stockholders’ equity in 2016 is due, mainly, generated by the net profit reached R1,831 million in March 2016 and, also, because of the effect of R$1,920 originated by the other comprehensive income.

In 2016, 6,578,600 Units were acquired, 5,316,647 Units paid as Bonus and Long-Term Incentive Plan – Local. The balance accumulated of treasury shares on March 31, 2016, amounting to 27,218,759 Units (12/31/2015 – 25,956,806 Units) equivalent to R$133 million (12/31/2015 – R$375 million). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.28 and R$18.51. In 2016 was not acquired ADRs and the balance accumulated of ADRs acquired and held in treasury amounting 13,137,665 ADRs, in the current amount of R$289 million (12/31/2015 - R$317 million). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$6.17 and US$10.21. The market value of these shares on March 31, 2016 was R$16.95 per Unit and US$4.65 per ADR. In the period ended on March 31, 2016, due to the Optimization Plan PR, were also recorded interest in the amount of R$107.

In the first quarter 2016 there were no highlights of dividends and interest on equity.

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)			Mar/16	Dec/15
Interest on capital			0.0	1,400.0
Interim Dividends			0.0	3,050.0
Intercalary Dividends			0.0	1,750.0
Total			0.0	6,200.0

2.5) Basel Index

The Bacen require the financial institutions to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As established by CMN Resolution 4,193/2013 requirement for PR is 11% until December 31, 2015, from January 2016 the requirement is to 9.875% plus 0.625% of conservation of capital, totaling 10.5% until December 2016, for the Tier I is 6% and the Main Capital is 4.5%.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution CMN 4.192/2013 and 4.278/2013 which took effect in October 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements (PR), Tier I and Principal Capital. These resolutions state that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

BASEL INDEX %			Mar/16	Dec/15
Basel Index - consolidated			16.4	15.7

(1) As a continuation the adoption of the rules established by Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by Resolution 4,280/2013, starting up a new period of comparison.

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the exercise ended March 31, 2016 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	88,048.9	5,586.7	78.5	2,085.9
Aymoré Crédito, Financiamento e Investimento S.A.	30,000.0	1,321.2	-79.9	25,077.9
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,516.2	11.6	11.6	1,603.5
Banco Bonsucesso S.A.	5,779.4	-7.6	-7.6	5,179.9
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	1,775.7	73.1	73.1	0.0
Santander Corretora de Câmbio e Valores Mobiliários S.A	1,200.4	495.1	9.2	0.5
(1) Includes Leasing portfolio and other credits

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Other Significative Events

3.1) Corporate Restructuring

We implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander.

a) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 3, 2014, Aymoré CFI signed an investment agreement (""Agreement"") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

On October 3, 2014, Aymoré CFI signed an investment agreement (""Agreement"") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

Before the event, qualified Aymore as Company purchased the remaining equity instruments of Super entity and should therefore consider the paid value of goodwill for expected future profitability (goodwill) as a reduction of shareholders' equity, since, according to the IFRS 10 this transaction is characterized as transactions between partners.

b) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the BACEN, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, with 60% of the total and voting capital through an investment of R$460 million. Banco Bonsucesso remained with the remaining portion of the share capital (40%).

In December 2015, it has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA) on the acquisition of Bonsucesso by Aymoré, based on acquisition date as below:

Summary of established values:

Stockholders’ Equity on January 31, 2015				140
Capital increase by Aymoré CFI				460
Stockholders’ Equity after capital increase				600
(-) Non-controlling Interest (1)				(240)

(=) Stockholders’ Equity (60%)	360
Capital increase by Aymoré CFI	460
Stockholders’ Equity (60%)	360
Asset	37
Goodwill	63
(1) Non-controlling interests were initially measured at R$240 million (proportional value of the identifiable net assets of the investee recognized).
(2) Includes capital contribution of R$460 million made by Aymoré CFI.

Sumarrized Balance Sheet of January 31st, 2015
Available-for-Sale Financial Assets	121
Loans and Receivables	508
Others Assets	374
Total assets	1,003
Financial liabilities at amortized cost	466
Others liabilities	397
Stockholders Equity	140
Total liabilities	1,003

Banco Bonsucesso Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the payroll credit supply in Brazil and should consolidate existing payroll loans at Banco Santander and Banco Bonsucesso, in accordance with the association. Banco Santander will continue to originate from payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Banco Bonsucesso to sell) and purchase (right of Banco Santander acquisition), relating to the shares held by Banco Bonsucesso, equivalent to 40% of capital of this company. According IAS 32, it was recognized a financial liability for the amount of R$307 million by the commitment made in relation to the put option, accounted in Shareholders' Equity in the amount of R$67 million, and Non-Controlling Interests in the amount of R$240 million.

c) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brazil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. was concluded at the amount of R$859 million.

The transaction generated a gain of R$ 750,550 before taxes, recorded in the caption Result on disposal of assets not classified as non-current assets held for sale.

The operation fits into the context of a global negotiation of the custody business, which involves, in addition to Brazil, the qualified custodian activity in Spain and Mexico.

d) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On 24 July 2015, Aymoré CFI and Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Banco Santander entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré CFI, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Banco Santander, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

e) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

Banco Santander announced to the market on April 7, 2014, the company's purchase of Getnet ("Transaction"), through its subsidiary SGS, partner of Banco Santander in the development of the activities of acquiring and processing debit and credit cards payments.

At the EGM held on July 31, 2014, the capital increase of SGS of R$1,174 million was approved, from the current R$16 million to R$1,190 million through the issuance of 53,565,000 new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1,156 million in local currency and R$17 million in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle Brazil Payment Services SA to the capital of SGS, which raised the share of Banco Santander from in Getnet S.A. 50.0% to 88.5%.

On July 31, 2014, SGS acquired all the shares of Getnet. The purchase price amounted to R$1,156 million (R$1.089 million paid and R$67 million payable), and intangible assets were estimated at R$1,064 million. On December 31, 2014, with the completion of the study of Purchase Price Allocation (PPA), the intangible assets amounted to R$1,039 million.

The initial accounting of the PPA was made, as summarized below:

Summary of allocated values

Stockholders’ Equity on July 31, 2014	43
Added value of assets (1)	74
Adjusted accounting value	117
Purchase Price	1,156
Goodwill	1,039
(1) Recorded under the caption Tangible Assets.
(2) The goodwill is tax deductible under current legislation.

At the EGM held on August 31, 2014 was approved the merger of SGS by Getnet under "Private Instrument of Protocol and Justification of Merger of the Getnet S.A. - (Protocol)" of August 29, 2014 (Merger).

The implementation of the Merger represents an important step in the simplification, consolidation and integration of capture and processing of operations activities of electronic payments Group Santander in Brazil, allowing for the consolidation for all commercial, financial and accounting purposes.

By the Protocol, Getnet S.A. received the book value of all assets, rights and obligations of Getnet totaling R$43 million which was extinguished and succeeded by Getnet S.A. in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet SA, there was no increase in the share capital of Getnet SA following the approval of the Merger, so the net assets of Getnet were registered in Getnet SA in return of the investment account.

The acquisition of Getnet and their incorporation by SGS enabled Getnet S.A. pass to consolidate all activities of acquiring and payment processing via credit and debit cards, still subject to approval by the Central Bank.

As part of the transaction, Banco Santander has granted to the minority shareholders of Getnet SA a put option over shares of Getnet SA held by them equivalent to 11.5% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$950 million.

f) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17 million.

On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

The iZettle Brasil operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

g) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base.

In November 2014, Santander Serviços sold 1.16% of the investment in this company.

h) Others Corporate Movements

We also performed the following corporate actions:

• On April 30th, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet.

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. and Ideia Produções e Design Ltda. by Webmotors S.A.

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120 million.

• On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127 million.

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

4) Strategy

Santander Brasil is a universal bank focusing on retail services. The Bank is certain that the only way to grow in a recurring and sustainable manner is to provide excellent services that increase the level of satisfaction and attract more customers, who become more engaged. To accomplish this, the priority is to be a simple, personal and fair bank. The strategy is based on a long-term outlook, focusing on the efficient execution of the following priorities:

• Increase customer preference and engagement with targeted products and services that are simple, modern and efficient, which, through a multi-channel platform, seek to maximize the satisfaction of customers.

• Improve recurrence and sustainability by growing business with more diversified revenue, seeking a balance between credit, funding and services. At the same time, maintaining efficient cost management and rigorous control over risks.

• Be disciplined with capital and liquidity to conserve strength, adapt to regulatory changes and take advantage of opportunities for growth.

• Increase productivity through an intense agenda of productive transformation that allows the Bank to offer a complete portfolio of services.

The strategy prioritizes selective growth, close and long-lasting relations with the shareholders, and alignment with the country’s social and economic development agenda. The Bank is currently undergoing a commercial transformation agenda focused on customer satisfaction, which includes modernizing, simplifying and improving the supply of products, services and processes.

In the first quarter of 2016, the highlight is the following advances:

• Expanded the segment "Santander Negócios & Empresas" to companies with annual incomes up to R$200 million (previously R$80 million), making available more assertive tools and an adequate offer to the different customer profiles;

• Acquired 100% of "ContaSuper", a digital platform of pays and transfers, that meets the demands and creates new forms of use for all customer profiles;

• Inaugurated a new office model, which transforms the customer experience through interaction with digital channels, presents intuitive flow management and differentiated spaces with equipment to simplify processes;

• In line with the multichannel strategy, launched a digital channel customer care for Van Gogh and “Empresas 1” segments, with specialized care, by phone and e-mail, in extended hours;

• Santander is the bank with the lowest rate of client claims among our main competitors in the Brazilian Central Bank Ranking, as results of the improvements we are implementing in its services.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

The Board of Directors approved, in a meeting held on January 26, 2016, the election of Messrs. Marino Alexandre Calheiros Aguiar and Mario Roberto Opice Leão to compose the Company's Board of Directors, to the position of Officer without specific designation for a complementary term of office, which shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2017 Ordinary Shareholders’ Meeting take office.

The Board of Directors approved in a meeting held on January 26, 2016: (i) the Company’s financial statements for fiscal year ended December 31, 2015; (ii) the tax credit technical study, according to Rule No. 3,171/02 of Central Bank of Brazil (BACEN); and (iii) the publishing of the Standardized Financial Statements referred to fiscal year ended December 31, 2015.

The Board of Directors approved in a meeting held on February 26, 2016: (i) the Company´s Financial Statements by standard under International Accounting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRS), referred to the fiscal year ended on December 31, 2015; and (ii) the Ombudsman Office Report regarding the second semester of 2015 and the corrective measures taken due to the complaints received, in order to comply with Resolution No. 4,433, of July 23, 2015, of the National Monetary Council.

The Board of Directors approved in a meeting held on March 18, 2016, the hiring by Santander of the company PricewaterhouseCoopers Auditores Independentes, enrolled with Corporate Taxpayer Registry (CNPJ) under No. 61.562.112/0001-20, and under Local Accounting Council Registry (CRC) No. 2SP000160/O-5 and registered with the Securities Commission (CVM) under declaratory act No. 5.038 of September 8th, 1998, with headquarters at Av. Francisco Matarazzo, No. 1400, 9th, 10th and 13th to 17th floor, Torre Torino, Água Branca, São Paulo/SP, to act as independent audit company of Santander and of the companies part of Santander Conglomerate in Brazil, for 2016, 2017 and 2018 fiscal years, in replacement of Deloitte Touche Tohmatsu Auditores Independentes.

The Board of Directors approved in a meeting held on March 22, 2016: (i) the election of the Company’s Audit Committee members, for a one (1) year term, which shall be postponed until the investiture of the members that shall be elected on the First Board of Directors’ meeting to be held after the Ordinary General Meeting of 2017, as follows: René Luiz Grande, reappointed as Coordinator; Luiz Carlos Nannini, as technical qualified member; and Elidie Palma Bifano, as member; and (ii) ratified (a) the current composition of the Nomination, Governance and Compliance Committee, as follows: Jesús Maria Zabalza Lotina, as Coordinator; Celso Clemente Giacometti and Marília Artimonte Rocca; and (b) the current composition of the Sustainability and Society Committee, as follows: Jesús Maria Zabalza Lotina, as Coordinator; José Luciano Duarte Penido, Gilberto Mifano and Viviane Senna Lalli.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, approved by Executive Comittee and Board of Directors;

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios;

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation;

• Keep informed, assess and monitor the observations and recommendations that may be made by the supervisory authorities in the fulfillment of their duties.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk, market risk and operational risk.

A specific department has the mission to consolidate the portfolios and respective risks, supporting senior management with an integrated information. In addition, it is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain.
The Bank has a core called Risk Architecture, which includes a set of transverse functions of all risk factors necessary for the construction of an advanced management model. Included in this structure the areas of methodology (development, parameterization models that reach all areas of risk), Governance, Policy and Risk Culture, Capital, Stress Test and Risk MI, responsible for the generation, exploitation and dissemination of information beyond the project information systems.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management aims to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, it has developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of Bacen.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The local corporative area, Non-Financial Risks, is responsible for implementing the Operational Risks and Internal Controls management of Santander Bank (Brazil) S.A. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The 2015 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded on April 25, 2016 and found no evidence of any of significant deficiencies or material weaknesses.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors were informed on Internal Audit’s works to be done during the year 2016, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and recommended approvalapproved of the activity report for the year 2016.

In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others, its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the three months of 2016, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2016, taking into account their design and operating effectiveness.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The daily performance of the Santander Brasil with customers, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and the way you act.

The Bank has a talented and dedicated team of about 50,000 employees only in Brazil. The Bank seeks professionals who identify with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet costumers needs and preferences) and Fair (promoting business and relationships that are good for customers, shareholders and employees). In addition to identifying with the culture, our professionals act in their day to day aligned to it.

9) Sustainable Development

Sustainability is a strategic part of business, in Santander. It is a commitment that seeks results for business and society in a simple, personal and fair way and which is concretized through a strategy based in three pillars: Social and Financial Inclusion, Education and Social and Environmental Business and Management. Among the first quarter highlights are: I) the Santander Microcredit, currently the largest productive and oriented microcredit operation among private banks in Brazil, offering credit and financial advice to low-income microentrepreneurs and since 2002, it disbursed approximately R$ 3.3 billion for more than 350,000 customers; II) the second edition of Empreendedorismo Sustentável Awards, that which forms part of the Amazônia 2020 Program of Santander Universities, with the main aim to support North of Brazil federal universities, promoting universities internationalization, encouraging the development of scientific research, the sustainable entrepreneurship and the technology transfer; III) Since 2013, Santander Financiamentos finances photovoltaic systems (direct conversion of solar energy into electric energy), it has established 79 partnerships with suppliers of renewable energy solution and, in 2015, generated a business turnover of R$ 9.9 million. In the first quarter of 2016, the partnerships number increased to 108 and the business turnover was R$ 4.0 million; IV) In the “Agro Sustentável” program, Santander currently increased 803 customers and 177 employers and outsourced firms were trained in relation to CAR (Environmental Rural Register) and 211 customers agreed to participate in the agreement with Coopercitrus (Cooperative); V) the Annual Report 2015 publication, which brings together economic, social, environmental and governance information about Santander Brasil, and follows the Global Reporting Initiative (GRI) - G4 version, in "comprehensive" model of report.

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, we hereby inform that in the period ended in March 2016, there have not been any contract for non-audit services from PricewaterhouseCoopers, which cumulatively represent more than 5% of the related overall audit fee consideration.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended December 31, 2015 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Approved at the Meeting of the Board of April 26, 2016).
***

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended March 31, 2016, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Banco Santander Executives on March 31, 2016:

CEO
Sergio Agapito Lires Rial

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez de Colmenares Alvarez
Luiz Felipe Taunay Ferreira
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Mara Regina Lima Alves Garcia
Marcelo Malanga
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Mario Roberto Opice Leão
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the conclusions expressed in the Banco Santander's Independent Auditors' Report for the period ended March 31, 2016, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Banco Santander Executives on March 31, 2016:

CEO
Sergio Agapito Lires Rial

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez de Colmenares Alvarez
Luiz Felipe Taunay Ferreira
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Mara Regina Lima Alves Garcia
Marcelo Malanga
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Mario Roberto Opice Leão
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 27, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer